Exhibit 99.1

ANNUAL INFORMATION FORM

Fiscal Year Ended February 29, 2012

May 29, 2012

TABLE OF CONTENTS
1.	CORPORATE STRUCTURE	4
	1.1 NAME, ADDRESS AND INCORPORATION	4
	1.2 INTERCORPORATE RELATIONSHIPS	4
2.	DESCRIPTION OF THE BUSINESS	5
	2.1 GENERAL	5
	2.3 THREE YEAR HISTORY	6
	2.3.1 Fiscal Year Ended February 28, 2010	6
	2.3.2 Fiscal Year Ended February 28, 2011	8
	2.3.3 Fiscal Year Ended February 29, 2012	9
	2.4 PRODUCTS AND BRANDS	17
	2.4.1 NKO® - Functional Food Grade	17
	2.4.2 OPA3tm - Optimal for Life	17
	2.4.3 NKO® - Neptune Krill Oil	18
	2.4.4 NKAtm - Neptune Krill Aquateintm	18
	2.4.5 EKOtm - ECOKRILL™ OIL	18
	2.5 CLINICAL STUDIES	18
	2.6 DEVELOPMENT OF NEPTUNE'S AND SUBSIDIARIES' PORTFOLIO PRODUCTS	18
	2.6.1 Research and Product Development Programs	18
	2.6.2 Internal Research, Subcontracted Research or Alliance Research	19
	2.7 STRATEGIC BUSINESS DEVELOPMENT	20
	2.8 PRODUCTION	21
	2.8.1 Neptune Krill Extraction Process Platform Family	21
	2.8.2 Plant	22
	2.8.3 Krill	22
	2.8.4 The Virtues of Krill	23
	2.8.5 Availability of Krill	23
	2.9 INTANGIBLE ASSETS	24
	2.9.1 Exclusive License/Option	24
	2.9.2 IP Protection	25
	2.9.3 Economic Dependence/Litigation	27
	2.10 EMPLOYEES	28
	2.10.1 Number	28
	2.10.2 Skill Knowledge	28
	2.11 SALES/DISTRIBUTION	29
	2.12 COMPETITION	29
	2.13 COMPETITIVE ADVANTAGES	30
	2.14 MARKETS	32
	2.14.1 Nutraceutical	32
	2.14.2 Pharmaceutical	34
3.	RISK FACTORS	35
	3.1 Risks related to Neptune’s business	35
	3.2 Risks related to Neptune’s Industry	38

4.	DIVIDENDS	39
5.	DESCRIPTION OF CAPITAL STRUCTURE	39
	5.1. COMMON SHARES	39
	5.2 PREFERRED SHARES	40
6.	MARKET FOR SECURITIES	41
7.	DIRECTORS AND OFFICERS	42
8.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	44
9.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	45
10.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	45
11.	TRANSFER AGENTS AND REGISTRARS	46
12.	MATERIAL CONTRACTS	46
13.	INTEREST OF EXPERTS	46
14.	REPORT ON AUDIT COMMITTEE	46
15.	ADDITIONAL INFORMATION	48
	SCHEDULE “A”	49

As used in this annual information form, unless the context otherwise requires, the terms “we”, “us”, “our”, “Neptune” or the “Corporation”, mean or refer to Neptune Technologies & Bioressources Inc. and, unless the context otherwise requires, its subsidiaries, the terms “Acasti” or “Acasti Pharma” refer to Neptune’s subsidiary Acasti Pharma Inc. and the terms “Neuro”, “Neurobio”, “ NeuroBioPharm” refer to Neptune’s subsidiary NeuroBioPharm Inc .

Certain statements contained in this annual information form, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. When used in this annual information form the words “believe”, “anticipate”, “intend”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. For information identifying known risks and uncertainties relating to the Corporation, please refer to the heading Risk and Uncertainties in the Corporation’s Management’s Discussion and Analysis for the year ended February 29, 2012, which can be found at www.sedar.com. Consequently, actual results may differ materially from the anticipated results expressed in these forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this annual information form. These statements speak only as of the date made and we are under no obligation and disavow any intention to update or revise such statements as a result of any event, circumstances or otherwise, except as required under applicable law.

Unless otherwise noted, in this annual information form, all information is presented as of February 29, 2012. All references in this annual information form to “dollars” and “$” refer to Canadian dollars, unless otherwise expressly stated.

1.CORPORATE STRUCTURE

1.1NAME, ADDRESS AND INCORPORATION

Neptune Technologies & Bioressources Inc. (“Neptune” or “Corporation”) was incorporated on October 9, 1998 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Quebec). On February 14, 2011, the Business Corporations Act (Quebec) came into effect and replaced the Companies Act (Quebec). Neptune is now governed by the Business Corporations Act. On May 30, 2000 the articles of the Corporation were amended in order to proceed with the restructuring of the Corporation’s capital stock and to convert its then issued and outstanding shares into newly-created classes of shares. The Corporation’s articles were also amended on May 31, 2000 to create Series A Preferred Shares. On August 29, 2000 the Corporation converted all its issued and outstanding Class A Shares into Class B Subordinate Shares. On September 25, 2000, the Corporation further amended its share capital to eliminate its Class A Shares and convert its Class B Subordinate Shares into Common Shares. On May 11, 2001 the Corporation amended its articles of incorporation to repeal the restrictions with respect to closed companies.

Neptune’s head office and registered office is located at 225 Promenade du Centropolis, Suite 200, Laval, Québec H7T 0B3. The Corporation’s website address is www.neptunebiotech.com. The Corporation is also the owner of the websites www.mynko.com and www.neptunekrilloil.com.

1.2INTERCORPORATE RELATIONSHIPS

Neptune has 2 wholly-owned subsidiaries, i.e. Neptune Technologies & Bioressources USA Inc. (“Neptune USA”) and Neptune Technologies & Bioressources Hong Kong Limited (“Neptune Hong Kong”) and two partially-owned subsidiaries, Acasti Pharma Inc. (“Acasti”) and NeuroBioPharm Inc. (“NeuroBioPharm”).

Acasti Pharma was incorporated on February 1, 2002 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Quebec), under the name 9113-0310 Québec Inc.

NeuroBioPharm was incorporated on October 15, 2008 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Quebec), under the name NEUROVIMER PHARMA INC, and since February 12, 2012 under the Business Corporation Act (Quebec).

Neptune USA was incorporated on June 1, 2006 under the laws of the State of Delaware. Neptune USA does not carry on business at this time.

Neptune Hong Kong was incorporated on May 3rd, 2012 under the laws of Hong Kong. Neptune Hong Kong does not carry on business at this time.

Corporate structure diagram

As of the date of this AIF, Neptune owns 41,367,733 Class A Shares, representing approximately 57% of Class A Shares issued and outstanding of Acasti. Acasti Class A shares are voting, participating, with no par value.

NeuroBioPharm, a corporation involved in the pharmaceutical industry, is a 99% owned subsidiary by the Corporation.

2.DESCRIPTION OF THE BUSINESS

2.1GENERAL

Neptune is a biotechnology corporation involved in the research and development of novel extraction technologies, potent biological therapeutics agents, intellectual property and development of products for highly prevalent chronic conditions, namely cardiovascular and neurodegenerative diseases. The main focus of the Corporation is:

•	To identify marine biomasses pure from toxins, abundant and underexploited;
•	To research, develop and commercialize novel technology for the extraction and stabilization of potent marine biological therapeutic agents; and
•
To research and develop the safety and therapeutic efficacy of compounds for highly prevalent atherosclerotic conditions like cardiovascular diseases as well as for neurodegenerative and inflammation related conditions.

Neptune, in the 1990’s, initially identified krill as its first marine biomass resource to develop and exploit mainly because of its abundance, the nature of its components and its specific expected potent human health benefits.

Since inception, Neptune has developed a family of extraction process platforms for krill (1998-2000), has built a production plant (2002) and has produced and commercialized Neptune Krill Oil (NKO®), a trademark within the OPA3tm brand portfolio, and Neptune Krill Aquatein (NKA™) (since 2003), while continually pursuing basic and clinical research efforts and intellectual property protection since 2000. In 2010, the Corporation launched ECOKRILL™, a new product within the Neptune Krill Oil family of products.

In August 2008, Neptune granted a license to Acasti Pharma relating to cardiovascular pharmaceutical applications for high-concentration products. Acasti Pharma is developing safe and effective pharmaceutical and medical applications with an initial focus on cardiovascular diseases by leveraging the intellectual property, clinical data and know-how developed by Neptune. Acasti Pharma is advancing a portfolio of bioactive ingredients of (proprietary novel) omega-3 phospholipids through the pharmaceutical development pathway which includes prescription medical foods, over-the-counter products and prescription drugs.

In October 2008, Neptune granted a license to NeuroBioPharm relating to cognitive and neurological pharmaceutical applications for high-concentration products. NeuroBioPharm researches and develops (novel proprietary active) pharmaceutical ingredients for cognitive and neurological conditions. The conditions range from brain development applications to various neurodegenerative diseases and include attention-deficit hyperactivity disorder, autism, Alzheimer’s disease at its different stages and cognitive decline. NeuroBioPharm is advancing its product portfolio of bioactive ingredients through the pharmaceutical development pathway which includes prescription medical food, over-the-counter products and prescription drugs.

2.3THREE YEAR HISTORY

2.3.1                 Fiscal Year Ended February 28, 2010

The Corporation continued to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. Neptune also completed its plant expansion and the scaling up its production capacity at its Sherbrooke plant during the first and second quarter providing for more than 50% increase of yearly output from 60,000 kilograms to close to 100,000 kilograms. The integration of new technical equipment into the manufacturing line and the completion of the capacity expansion were completed on schedule, at the end of the first quarter. The ramp-up of the facility, which took place during the second quarter, impacted the financial results in the second quarter but the Corporation has managed to catch up with the production in the third and fourth quarter to surpass last year annualized revenues. During the third quarter and fourth quarter, the production plant ran at a steady rate of over 90,000 kg annually. In order to respond to increased demand and deliver on its volume commitments, Neptune is currently working to further expand its production capacity from 90,000 kg to an estimated 110,000 to 120,000 kg annually. This additional expansion is expected to take place during the first two quarters of fiscal 2011. This expansion should take place without production interruption and represents a marginal investment financed by cash flow from current operations. Neptune’s additional industrial plant project discussions are on schedule, with the target for the new industrial plant realization to take place during the course of calendar 2012.

During the first quarter, the Corporation signed an agreement with Bayer Heathcare LLC for the commercialization of Neptune proprietary products in the United States. Also in the first quarter, Neptune entered into a new distribution agreement with Inno-Vite, a Canadian leader in innovative health products focusing on research-proven ingredients. Inno-Vite launched Neptune Krill Oil NKO® under the brand name Inno-Krill™ in health food stores across Canada. During the second quarter, Weifa, a leading pharmaceutical Corporation also launched NKO® for the first time in the Norwegian market in drug stores for women’s health.

The Corporation presented novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2009. Neptune launched a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Corporation is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new vascular and affective health indications. The Corporation will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

The Corporation also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil (NKO®) on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional food applications with the multinational corporations Nestlé and Yoplait are progressing in a satisfactory way.

During the second quarter, the Corporation received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, the Corporation filed a response and counterclaims early in the third quarter to the Schiff complaint in federal district court in Utah. The Corporation denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Corporation for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Corporation’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite the Corporation’s warning to Schiff Nutrition Group Inc. to cease directly and indirectly using the Corporation trademarks including NKO® and clinical support, Schiff Nutrition Group Inc. continued to use the Corporation trademarks and claims, as it could be seen on websites of multiple Schiff Nutrition Group Inc. distributors.

In the third quarter, the Corporation announced that convertible debentures with a fair value of $2,250,000 were converted. Holders of $84,000 of debenture capital converted capital and accumulated interest into Neptune units resulting in the issuance of 69,783 common shares and 34,891 warrants of Neptune. Neptune warrants are exercisable until October 9, 2011 at various prices ranging from $2.15 to $2.25 depending on the market price of Neptune shares at their date of conversion. Holders of $2,166,000 of debenture capital chose to convert into Acasti units resulting in the transfer from Neptune to the former debenture holders of 9,455,867 Acasti shares and the issuance of 9,455,867 Acasti call options by Neptune. Acasti call options are exercisable at $0.50 and expire one year after their issuance. As at February 28, 2010, $496,000 of convertible debentures remained outstanding.

In the third quarter, Neptune also converted all of its 38,240,000 Acasti Class C shares into Acasti Class A shares as per the terms of the shares. After all conversions and transfers Neptune owned 28,784,133 Acasti Class A shares and 4,950,000 Acasti multi-voting Class B shares.

In regards to its intellectual property protection, the Corporation has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. In 2010 certain of Neptune’s competitors started deceptively marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune reacted by filing suits against some of those companies in order to protect its intellectual property.

The Corporation has also decided to exercise its right to appeal the decision of the European Patent Office regarding the European composition of phospholipids and use patent. The Corporation does not agree with the decision that states that Neptune’s Patent does not sufficiently disclose the invention. With the filing of an appeal, the decision to revoke the patent is suspended and until then the patent remains enforceable.

In the third quarter, the Corporation also filed a patent infringement lawsuit against Aker Biomarine ASA, Jedwards International, Inc., and Virgin Antarctic LLC. The complaint, which was filed in the U.S. District Court for the District of Massachusetts, alleges infringement of U.S. Patent No. 6,800,299. The patent is directed to a method of extracting total lipid fractions from krill.

2.3.2                 Fiscal Year Ended February 28, 2011

The Corporation continued to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. Following the rising demand, the Corporation managed to increase its original plant expansion from a maximum of 100,000 kilograms per year to a maximum of 130,000 kilograms per year, simply by optimizing the use of actual manufacturing equipment. Neptune’s additional industrial plant project discussions are on schedule, with the target for the realization of a new industrial plant to take place during the course of fiscal 2012.

During the first quarter, the Corporation was named as one of the TSX Venture 50, a ranking of strong performers listed on TSX Venture Exchange. Again in the first quarter, following a PCB contamination worldwide, the Corporation reassured its customers that it had been unaffected by the PCB contamination observed in marine oils and confirmed NKO®’s safety and quality. In addition to this comfort, Neptune was recognized by industry peers as the gold standard for krill oils.

During the first quarter, 1,068,000 Debenture warrants and 1,086,400 Debenture Call options of Neptune were exercised for total proceeds of $1,607,000.

The Corporation presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. Neptune pre-launched its new product, ECOKRILL™ (“EKOTM”), a new member of Neptune Krill Oil’s family of products, to its clientele at Health Ingredient Europe 2010 in Madrid. The pre-launch was well received by the market. EKOTM is a product similar to NKO® with slightly lower specifications and a lower selling price. Moreover, EKOTM sells at a lower price than competing krill oil products and presents better specifications than these products. The Corporation is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new cognitive health indications. The Corporation will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

The Corporation also sustained its clinical research initiatives. As a result, Neptune was able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional/medical food applications with multinational corporations progressed and should conclude before the end of our 2012 fiscal year at the latest. In accordance with its scientific strategy, Health Canada approved, exclusively for NKO®, therapeutic and risk reduction claims, corroborating aspects of Neptune’s clinical research and substantiating NKO® safety and effectiveness on cardiovascular health, inflammation and women’s health.

During the second quarter, Neptune appointed two investor relation firms, The Howard Group and CEOcast, in order to increase Neptune’s visibility toward the investment community in Canada and the United States respectively. This increased awareness of Neptune combined with various determining factors has already translated into higher trading volume on NASDAQ and TSX-V.

During the third quarter, the Corporation realised a non-brokered private placement of $2,647,000 through the offering of common shares at a price of $1.85. Two important institutional investors participated in the financing. Also, toward the end of the third quarter, 2,418,481 Conversion Call Options, issued to debenture holders who had previously decided to convert their debenture into Acasti shares in accordance with the debenture terms and conditions, were exercised at $0.50, resulting in the transfer of 2,418,381 Class A shares of Acasti.

Also during the third quarter, after two years of rigorous review of NKO® safety and clinical research data, the Canadian Minister of Health has approved therapeutic and risk reduction claims exclusively for NKO®. In June 2009 Health Canada approved health claims for omega-3, among the strongest of which was the claim that products providing 1g - 3g EPA + DHA, per day (amounting to 3-10g of fish oil per day, or 6-20 softgels) help to reduce serum triglycerides, compared to 4 NKO® 500mg softgels recently approved for the same indication. Contrary to fish oil, Health Canada approved a stronger claim for NKO® for cholesterol with a decrease of LDL (bad cholesterol) and increase of HDL (good cholesterol) using only two softgels per day as well as an anti-inflammatory claim using only one softgel per day and a specific claim for premenstrual syndrome (PMS). All this information is available on www.mynko.com.

2.3.3                 Fiscal Year Ended February 29, 2012

The Corporation continues to expand its customer base worldwide and is expecting revenue growth to be driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia.

During the entire year, Neptune continued its investor relations efforts in order to increase Neptune’s visibility toward investment community in Canada and the United States, with the objective of reaching higher trading volume on NASDAQ and TSX. More specifically, the Corporation presented on March 15, 2011 at the 23rd annual Roth OC Growth Stock Conference in California. Over 400 companies selected by Roth Capital Partners were presenting at the Conference and over 1,000 buy-side investors attended the Conference.

On the R&D front, the Corporation presented on March 24th 2011 at the 2011 Scientific Sessions of the American Heart Association its clinical results on the superior absorption of Neptune Krill Oil (NKO) as compared to competitive products. The Corporation sustained its research initiatives by permanently investing in product development, pre and clinical studies to validate health benefits of its products.

On May 3rd, 2011, the Corporation realised a non-brokered private placement of $12,438,000 through the offering of common shares at a price of $2.15 CAD or $2.25 USD plus 25% warrant coverage at $2.65 CAD or $2.75 USD. The private placement was done in two portions, the first portion of $10,938,000 on May 3rd and the second portion of $1,500,000 on May 13, 2011. In connection with the offering, Neptune issued to American investors a total of 2,722,222 common shares at a price of $2.25 USD per share and US warrants to purchase up to 680,556 additional shares at a price of $2.75 USD for a period of 18 months following their issuance. Neptune also issued to Canadian investors 3,062,835 common shares at a price of $2.15 CAD per share and Canadian warrants to purchase up to 765,709 additional shares at a price of $2.65 CAD for a period of 18 months following their issuance. In total Neptune issued 5,785,057 shares and 1,446,265 warrants. Immediately following the end of the first quarter, Officers and Directors exercised 550,000 options at a strike price of $2.60 representing a amount of $1,430,000 in aggregate cash proceeds.

Neptune also announced in May 2011 that the Corporation and its marine derived products successfully completed an extensive and rigorous review of key environmental claims by NSF International. Neptune has always been committed to providing the best natural marine-derived products with clinically proven health benefits while prioritizing environmental responsibility. Sustainability of krill, the primary biomass used by Neptune, is of paramount importance for the Corporation and its existing and potential strategic partners. The NSF certification will strengthen considerably its negotiation power and its position in the increasingly demanding krill industry. The audit was conducted to ensure clarity and conformance with the strict criteria of the International Organization for Standardization (IS0) 14021: Environmental labels and declaration as well as Federal Trade Commission (16 CFR PART 260): Guides for the Use of Environmental Marketing Claims. Based on the successful results of this audit and due diligence, Neptune has been approved by NSF to make the following five environmental claims:

-
Neptune only uses krill captured by fisheries that follow the Antarctic Treaty (1961) rules and respect the annual capture quota of the Commission for the Conservation of Antarctic Marine Living Resources (CCAMLR).

-	Neptune obtains krill from fisheries that use only mid-water trawl, which reduces the impact on other species as by-catch.
-	Neptune krill oils are alternative sources of marine omega-3 which reduce the pressure on fish populations.

-	Neptune’s OceanExtract™ patented process recycles an annual 99% of the extraction solvent used during the manufacture of Neptune krill oils.
-	Neptune only uses krill that is 100% traceable to the source of capture.

In the second quarter, the Corporation appointed Raj Nakra Associates as an agent for the Indian market. Raj Nakra Associates already represents worldwide recognized brands and will bring along great knowledge of the Indian market within the pharmaceutical industry, dietary supplement and functional food industry.

The Corporation also finalized agreements with two major US distributors to sell Neptune Krill Oil through their well-established network of US national retailers and wholesalers.  These two distributors, which have over 70 years of industry expertise, are both strong brand promoters and innovators in various categories of supplements that are substantiated with proven science. The two distributors represent together close to 30% of the US mass market nutraceutical business, accessing more than 100,000,000 Americans with nationwide market coverage in over 54,000 retailers.

On July 5, 2011, the Corporation appointed to its Board of Directors Dr. Anthony Holler, the former CEO of ID Biomedical a company dedicated to the commercial development of medical products and technologies for the diagnosis, treatment and prevention of human infectious diseases. Dr. Holler also sits on numerous corporate boards across the country.

During the third quarter, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD $30,000,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw material and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments.

SKFC is a publicly listed corporation in China and is 43% owned by Shanghai Fisheries General Corporation (SFGC), a very large fishing conglomerate owned by the Government of China. In total, SFGC is involved with more than 30 wholly-owned or J/V companies. They are specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. They are present in more than 10 countries and employ more than 4,000 employees. SKFC has also the largest fleet of vessels of krill harvesting in the Antarctic Ocean which will secure supply to Neptune-SKFC Biotechnology as well as Neptune.

During the third quarter, the Corporation purchased some subscription rights and, following regulatory approval, obtained and exercised its right to subscribe to Acasti rights offering which closed on September 14, 2011. After exercising its rights, by subscribing to approximately 2 million shares at $1.25, and investing close to $2,500,000 in the corporation, Neptune’s ownership position in Acasti became 57%.

Neptune also welcomed Mr. Michel Chartrand as Chief Operating Officer. Mr. Chartrand, a business management specialist, has held several management positions throughout his career, during which he gained extensive experience in operations management, business development and strategic alliances and integrations. Mr. Chartrand has been an important board member for Neptune since 2005, for Acasti since 2008, and for NeuroBioPharm Inc. since 2011. Following his hire Mr. Chartrand has withdrawn from the Audit Committee of the Corporation.

During the third quarter, Biosym, a Denmark based distributor, was honored for its product Omnikrill (100% Pure NKO®) as the Product of the Year in Denmark. Biosym was complimented among other things for its innovative profile.

On November 28, 2011 Neptune’s common shares started trading on the TSX Exchange under the symbol “NTB” following its migration from TSX-V.

On February 13, 2012 Neptune announced that it acquired 750,000 newly issued Class “A” common shares in the capital of Acasti Pharma Inc. The Shares were acquired at a price of $1.33 CAD per share for an aggregate consideration of $1,000,000 pursuant to a subscription agreement entered into with Acasti which contained customary terms and conditions. The Subscription Agreement was entered into as part of a private placement of Shares pursuant to which Acasti raised approximately $2,000,000. After completion of the Private Placement, Neptune had beneficial ownership and control over 41,367,733 Shares, representing 57% of the issued and outstanding Shares in the capital of Acasti.

On February 15, 2012 Neptune announced that Jamieson Laboratories was initiating commercialisation of NKO® in the Canadian Food, Drug and Mass Market retail channel coast to coast. Jamieson, Canada’s largest manufacturer and distributor of dietary supplements celebrates this year its 90th anniversary, confirming market leadership earned by consistently providing innovative products of the highest quality, purity and safety. Jamieson offers more than 250 different products in over 7,000 stores Nationwide.

The Corporation presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications to its clientele in September 2011 at VitaFood in Paris. Following the successful launch of its new product, ECOKRILL OilTM (“EKOTM”), Neptune will be testing in the upcoming year the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new cognitive health indications. The Corporation is still working on the development of pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars for both human and animal health.

Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Moreover, the clinical trials for functional/medical food applications with multinational corporations are finished and the Corporation should announce the outcome of these clinical trials during this fiscal year. In accordance with its scientific strategy, Health Canada approved, exclusively for NKO®, therapeutic and risk reduction claims, corroborating aspects of Neptune’s clinical research and substantiating NKO® safety and effectiveness on cardiovascular health, inflammation and women’s health.

Following the end of the fiscal year, more specifically on March 9, 2012 in the presence of the Premier of Québec, Jean Charest, Neptune announced that the Corporation had finalized the expansion plans and its financing for its Sherbooke plant, which will generate an investment of more than $20,000,000 and create at least 40 new jobs. Neptune should triple its production capacity with the expansion of the Sherbrooke plant. The first phase is expected to be completed by November 2012. The excavation began in December 2011. For its expansion project, Neptune counted on the financial support of various key players. The Provincial Government, via Investissement Québec, contributed a $3,000,000 grant, plus $1,100,000 in Investment Tax Credits. The Federal Government, via Canada Economic Development, contributed $3,500,000 via an interest-free loan. Also, Desjardins Business Center contributed a $9,000,000 mortgage loan and Sherbrooke Innopole a $200,000 grant. The balance of the funding is being provided by Neptune’s working capital. In addition to the 90 to 100 people employed during the construction, the entire project will create more than 40 permanent jobs in Sherbrooke, in addition to the 65 existing positions.  The new two-level building with an area of 40,000 square feet will almost entirely be dedicated to the production process, in addition to the existing 12,000 square feet facility, which accommodates labs, administrative offices and the current production facility. The structure of the new plant is very innovative and will allow greater flexibility for Neptune’s production lines and improved efficiency and productivity for the Corporation.

Two weeks later, on March 27, 2012, Neptune announced that it had appointed Platinum VIII Investments & Media LLC. as the investor relation firm for the United States.

On the same date, Neptune announced that it had entered into a multi-year partnership with former National Football League Super Bowl Champion and Hall-of Fame quarterback, Mr. John Elway.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

Acasti is a Canadian-based biopharmaceutical, subsidiary of Neptune dedicated in the research, development and commercialization of proprietary active pharmaceutical ingredients (API) for the management of cardiometabolic disorders. Acasti develops first-in-class and best-in-class anti-dyslipidemic prescription drugs (Rx), medical foods (MF) and over-the-counter (OTC) products.

On March 31st 2011, Acasti shares initiated trading under the APO ticker on the TSX-Venture Exchange. Acasti successfully completed the pre-listing due diligence demonstrating its compliance with all conditions and regulatory requirements of the Exchange.

In July 2011, Acasti welcomed Dr. Harlan Waksal on board as Executive Vice-President, Business & Scientific Affairs. Dr. Harlan Waksal is involved in the execution of the United States strategic development plan, especially in the clinical development program which will lead to an Investigational New Drug (IND) application with the Food and Drug Administration (FDA) of the United States. Dr. Harlan Waksal is also involved in other scientific operations as well as in business development

On September 16, the Corporation announced that its Rights Offering, previously announced on June 16, 2011, has been oversubscribed, and accordingly the maximum of shares available for issuance under terms of the Rights Offering have been issued by Acasti, for a total of 6,445,444 shares representing net proceeds of $7,850,000.

Health Canada informed Acasti that there was no objection to both studies proposed by Acasti based on the information and material provided to support the Clinical Trial Application (CTA). During the year, Acasti initiated the two phase II clinical studies in Canada; i) a prospective randomized double blind placebo control clinical study designed to evaluate the safety and efficacy of CaPre® (Acasti’s prescription drug candidate) for the management of moderate to high hypertriglyceridemia. The first patients were enrolled in the study in October 2011 and ii) a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre®, for patients with moderate to high hypertriglyceridemia. First patient was enrolled in December 2011. Recruitment of these clinical trials is well underway.

In order to speed up its development, Acasti is near completion of its preclinical Good Laboratory Practices (GLP) program (IND-enabling program). Within the preclinical R&D program, Acasti reported preclinical results showing that its leading drug candidate CaPre®, performed significantly better on overall lipid management, especially reduction of triglycerides. Data also showed that CaPre® is significantly more effective than the currently marketed drug, Lovaza®, at managing impaired glucose tolerance (IGT) a serious pre-diabetic state associated with increased risk of diabetes and heart disease, commonly encountered in patients with high triglycerides and metabolic syndrome. According to the GlaxoSmithKline PLC (LSE/NYSE: GSK) 2011 Annual Report sales of Lovaza® topped $1 billion in the U.S. In 2007, GSK acquired the USA rights to Lovaza® by its acquisition of Reliant Pharmaceuticals Inc. for $1.65 billion.

Acasti has accentuated its business development and direct commercialization activities in the USA for its medical food Onemia™. Multiple physicians were satisfactorily sampled and have initiated their recommendations of Onemia™ for their patients diagnosed with cardiometabolic disorders. Simultaneously, pharmacies have started recognizing the potential demand for Onemia™ and have accepted it as a behind the counter (by doctor’s recommendation only) medical food. The success of Onemia™ should provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre®, the prescription drug candidate in development.

On February 13, 2012, Acasti completed a private placement pursuant to which Dr. Harlan Waksal, Acasti’s Executive Vice-President, Business & Scientific Affairs, and Neptune Technologies & Bioressources Inc., Acasti’s parent corporation, have subscribed to Acasti’s capital stocks for total net proceeds of $1,979 issuing a total of 1,500,000 shares and 750,000 warrants exercisable at $1.50 for 3 years.

Increasing awareness of Acasti products in strategically selected medical and financial conferences is of paramount importance for the Corporation’s strategic planning. During the year the Corporation actively participated amongst others, in the following meetings:

•	Joint Conference - Nutrition, Physical Activity and Metabolism / Cardiovascular Disease Epidemiology and Prevention 2011 Scientific Sessions of the American Heart Association
•	The 2011 Anti-Aging Medicine and Biomedical Technologies meeting
•
The American Academy of Private Physicians (AAPP), The Omega-3 Phospholipid Webinar entitled: “An All-Natural Broad-Spectrum Lipid Therapy; as an Added Revenue Stream” potentially benefiting concierge doctors dispensing from their offices.

•	The National Lipid Association Annual Conference
•	The American Heart Association Annual Symposium
•	The JMP Securities Healthcare Conference, September 27, 2011, held in New York
•	The 2012 OneMedForum Conference, January 9 to 12, 2012, held in San Francisco

Acasti’s goal is to obtain, maintain, and enforce patent protection for its products, formulations, methods and other proprietary technologies, preserve its trade secrets and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Acasti will actively seek to obtain the broadest intellectual property protection possible for its product candidates in the United States and abroad

A number of preclinical studies have demonstrated the safety and efficacy of Acasti’s prescription drug (Rx), medical food (MF) and over-the-counter (OTC) products, starting from the early prevention and management to the treatment of dyslipidemia, glucose intolerance and metabolic disorders.

Acasti Products:

Acasti addresses the worldwide multi-billion dollar cardiometabolic and cardiovascular disease markets. Cardiometabolic disorders are considered among the leading health problems worldwide arising from the combined impact of obesity and cardiovascular disease. According to the American Heart Association 2006 to 2010 statistical fact sheets’ updates, 102 million Americans have been diagnosed with hyperlipidemia, 34 million with low HDL (good cholesterol), 17 million with coronary artery disease and 145 million are overweight or obese. Amongst others, these cardiometabolic risk factors lead to 1.2 million new myocardial infarctions diagnosed each year of which only 1 of 3 survive. According to the 2009 Heart Disease and Stroke Statistics Update, the estimated direct and indirect costs of cardiovascular disease and stroke in the United States totaled US$475 billion of which, US$52 billion was spent only on medications1.

__________________________
1 American Heart Association, 2006 to 2010 statistical fact sheets’ updates

Onemia™: Medical Food Product

Onemia™ is Acasti’s first product to be commercialized in the healthcare practitioner market. As a medical food, Onemia™ is only administered under the supervision of a physician and is intended for the specific dietary management of illnesses associated with omega-3 phospholipid deficiency related to cardiometabolic disorders.

Onemia™ consists of concentrated omega-3 phospholipids and antioxidants purified from its precursor Neptune Krill Oil (NKO®). Onemia™ concentration in omega-3 phospholipids and antioxidants is considerably higher than NKO®.

Medical foods are a specific class of products under the U.S. Food and Drug Administration (FDA) -CFSAN [Sect 5b 21 USC 360ee(b)(3)] and are defined as products: “formulated to be consumed or administered enterally under the supervision of a physician and which are intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation.”

Onemia™ active ingredients are shown to be safe and effective for the dietary management of omega-3 phospholipid deficiency and the consequent abnormal lipid profiles. Abnormal lipid profiles can lead to a number of conditions including hyperlipidemia (which generally manifests as high LDL (bad cholesterol) and high triglycerides), atherosclerosis (the buildup of plaque on the inside of blood vessels), diabetes, rheumatoid arthritis, and gastroenterology disorders.

We are positioning Onemia™ to be the product of choice in a multimillion-dollar market targeting the clinical dietary management of cardiometabolic disorders. Indeed, according to the American Heart Association, over 100 million Americans alone have been diagnosed with hyperlipidemia. Onemia™ is proven safe and effective, and has been very well received by multiple physicians who have satisfactorily sampled and have initiated their recommendations of Onemia™ for their patients diagnosed with cardiometabolic disorders. Simultaneously, pharmacies have started recognizing the potential demand for Onemia™ and have accepted it as a behind the counter (by doctor’s recommendation only) medical food.

Onemia™ is now in the early stages of commercialization and has begun to generate revenues for Acasti. Initially, Onemia™ is being distributed in the United States directly at physicians’ offices or online strictly with a healthcare professional’s recommendation. Acasti is planning to make Onemia™ available via distributors and behind-the-counter in pharmacies in the near future. Acasti is also seeking partners to commercialize Onemia ™ outside of the U.S.

In the current fiscal year, it is our objective to secure partners outside of the U.S. to market and distribute the product.

CaPre®: Prescription Drug

CaPre® is Acasti’s lead prescription drug candidate developed to address the prevention and treatment of cardiometabolic disorders including hypertriglyceridemia, a condition which is characterized by abnormally high levels of triglycerides.

CaPre® is a purified concentrate of the bioactive ingredients of an initial Neptune krill oil, a patented marine extract developed by our parent corporation, Neptune. Acasti has been granted an exclusive licence from Neptune to develop pharmaceutical products customized to manage cardiovascular disease. CaPre® is designed to target the reduction of moderate and very high triglycerides. Preclinical research has indicated though that CaPre® may also normalize blood lipids overall by also reducing LDL (bad cholesterol) and increasing HDL (good cholesterol). Clinical research is required in order to confirm an analogous efficacy in humans. Acasti is presently conducting two phase II clinical studies which are presently enrolling eligible patients with moderate and severe hypertriglyceridemia.

CaPre® is designed as a chronic regimen concomitant to lifestyle changes alone or in conjunction with standard treatments as statins (statins are a class of drug used to reduce cholesterol levels) and, potentially, for use by statin-intolerant patients.

Acquiring regulatory approval for CaPre® requires that safety is confirmed and the product is effective for sufficiently reducing triglycerides. However, our more far-reaching aim is to demonstrate that CaPre® also reduces LDL cholesterol and raises HDL cholesterol. This is a significant target, as no drugs currently on the market have been proven effective for all three indications. CaPre®’s precursor, NKO®, has demonstrated significant clinical benefits in all three areas.

There are competing products in the marketplace to treat hypertriglyceridemia, including products that have been manufactured from omega-3 fish oil. However, CaPre® is the only omega-3 phospholipid product being developed with a high potential to demonstrate a clear clinical superiority. No competing product currently on the market, including Lovaza®, AMR101® or Epanova™ has demonstrated efficacy in treating all three indications.

CaPre® is currently being evaluated in two Phase II clinical trials, both of which aim to evaluate the effect of different daily doses of the drug on patients with moderate to very high triglyceride levels. These trials will enrol over 600 patients. In the current year we will be preparing an IND (Investigational New Drug) submission for a Phase III clinical trial for CaPre® in the U.S.

Based on preclinical evaluations and the demonstrated benefits of NKO®, we have reason to expect that the competitive advantages of CaPre® may include a range of clinical benefits that is superior to products currently being prescribed for hypertriglyceridemia, efficacy at lower dosage levels than products now on the market, which is essential for good patient compliance, and no gastrointestinal side-effects.

Worldwide, the omega-3 market is valued at approximately $8 billion, and it is growing. Of this market, prescription omega-3 accounts for approximately $1.3 billion in sales.

NeuroBioPharm Inc. (“NeuroBioPharm”)

The status of the corporation’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During fiscal year 2012, the corporation made significant progress in its scientific research and development programs. NeuroBiopharm (NBP) completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). This data provides evidence that NKPL, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. NeuroBio and Neptune are advancing research with newly developed products aimed to improve the cognitive and emotional health of children and adults, which will be concluded in the near future.

For NeuroBioPharm, a medical food candidate and a drug candidate for non-GLP development and chemical analyses were initiated in previous fiscal periods. Initial medical candidate batches were standardized within allowed deviation limits. Preclinical testing has been initiated evaluating toxicity and pharmacokinetics.

MPL VI, MPLVII, MPL VIII and MPL IX are new products in the pipeline of NeuroBioPharm in the process of research and development as prescription drugs, OTC and medical foods for the safe and effective management of cognitive, behavioral and neurodegenerative disorders.

All together, MPL VI, MPLVII, MPL VIII and MPL IX will enter a more than $20 billion market and with each product having, we believe, the potential to achieve market sales up to $50 million at five years’ post-launch.

Product	Channel	Indication	Stage of development	Launch Year
MPL VI	Medical food	Prevention of cognitive decline	End of clinical Phase IV	2013/2014
MPL VII	OTC	Memory, concentration and learning disorders	Preclinical	2013/2014
MPL VIII	Medical food	ADHD	Preclinical	2013/2014
MPL IX	Prescription Drug	Alzheimer’s disease	Product development	n/a

NeuroBioPharm is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health for the OTC market, the clinical dietary management of cognitive decline and neurodevelopmental problems as medical foods and finally, prescription drugs for the treatment of neurodevelopmental and neurodegenerative disorders. In relation to medical food, NeuroBioPharm has completed a clinical study evaluating the efficacy of NKO® softgels in patients diagnosed with early stage Alzheimer’s disease when compared to fish oil and a placebo. Following the receipt of the study results and clinical report, NeuroBioPharm should, if agreed between the parties publish these results and try to negotiate the terms of a License Agreement with the other party.

NeuroBioPharm’s available funds are provided by Neptune, on an ongoing basis. NeuroBioPharm’s available funds will be used to execute the corporation’s business plan for the next twelve (12) months. The principal use of available funds over the upcoming year is estimated as follows: $400,000 for prescription drug development program and $350,000 for OTC and Medical Food products development and commercialization, while intellectual property protection, research and development costs, laboratories rental and spending, administration expenses and salaries sum up to $150,000. NeuroBioPharm does not intend to raise additional proceeds to fund any anticipated negative operating cash flow and does not expect any material capital expenditures for the next twelve months, except as disclosed above.

On April 12, 2011, NeuroBioPharm proceeded with the consolidation of its existing capital stock on a 2 for 1 basis (the “Reverse Split”). Following the Reverse-Split, (i) 100 Class A Shares having a deemed value of $0.01 each were consolidated on a 2 for 1 basis resulting into 50 Class A shares at a deemed value of $0.02 each, (ii) the 5,000,000 Class B Shares having a deemed value of $0.20 each were consolidated on a 2 for 1 basis resulting into 2,500,000 Class B Shares at a deemed value of $0.40 each, and (iii) the 35,000,000 Class C Shares having a deemed value of $0.10 each were consolidated on a 2 for 1 basis resulting into 17,500,000 Class C shares at a deemed value of $0.20 each.

On April 12, 2011, immediately following the Reverse-Split, NeuroBioPharm purchased by mutual agreement the resulting 50 Class A Shares payable by the issuance of 1,000 new Class A Shares at a price of $0.10 per share, of 26,000,000 Class H Shares at a price of $0.45 per share and of 6,000,000 Series 2011-1 Warrants. This transaction was carried out in accordance with the rollover provisions allowed under tax legislation and based on an independent appraisal prepared for the Corporation. On the same date, immediately following the Reverse-Split, NeuroBioPharm traded, by mutual agreement, the resulting 17,500,000 Class C Shares, 3,500,000 Series 4 Warrants and 1,500,000 Series 5 Warrants paid by the issuance of 17,500,000 Class G Shares at a price of $0.20 per share, 3,450,075 Series 2011-2 Warrants and 8,050,175 Series 2011-3 Warrants.

The number of traded warrants was adjusted in accordance with the clauses of adjustment of the warrants according to the percentage of dilution so that the Corporation would not be more or less diluted following the exercise of warrants, before and after the reorganization and the rollover. Moreover, following all the exercises of the warrants, the potential financial contribution of said warrants, proportional to the full value, remains the same after the reorganization and the rollover, and this, by making sure that the market value calculated for these new warrants by using the method of evaluation Black & Scholes, remains lower for the holder post reorganization and post rollover, when compared to its commercial value pre-reorganization and rollover.

Series 2011-1 warrants were issued on April 12, 2011 on their fair market value of $0.181 each post rollover, calculated in accordance with the Black and Scholes Evaluation Model, and having an exercise price of $0.40, each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen (15) days after the listing of NeuroBioPharm’s shares on a recognised stock exchange; or (ii) on April 12, 2014.

Series 2011-2 warrants were issued on April 12, 2011 on their fair market value of $0.0309 each post rollover, calculated in accordance with the Black and Scholes Evaluation Model, and having an exercise price of $0.47, each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen (15) days after the listing of NeuroBioPharm’s shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 warrants were issued on April 12, 2011 on their fair market value of $0.034 each post rollover, calculated in accordance with the Black and Scholes Evaluation Model, and having an exercise price of $0.40, each warrant expiring on April 12, 2016.

On April 12, 2011, the Corporation converted its account receivable from NeuroBioPharm, corresponding to $850,000 debt of the NeuroBioPharm, into 8,500,000 Class A shares at a price of $0.10 per share.

On November 16, 2011, NeuroBioPharm withdrew its non-offering prospectus from the authorities in order to allow Neptune to migrate to the TSX. Management is presently considering re-submitting another non-offering prospectus to the authorities.

2.4              PRODUCTS AND BRANDS

2.4.1                 NKO® - Functional Food Grade

In 2012, Neptune continued to achieve major advancements in the research and development of Neptune Krill Oil (NKO®) suitable for incorporation into functional foods of different matrixes by masking and/or eliminating the characteristic krill odour and taste of the original oil.

a)
Continues working with a new functional bar manufacturer. The new bars provide Neptune more flexibility and better market positioning since they can be produced at lower minimum quantities and are produced with all natural ingredients and have no artificial additives. This is more in line with the product positioning Neptune is targeting. Three new excellent bar flavours were developed (Cherry Chocolate, Chocolate Nut Pie and Chewy Ginger).

b)
The new healthy functional bars including a full therapeutic dose of NKO® (300mg and 500mg) per bar continue to be displayed in all the major industry international tradeshows that Neptune has participated in.

c)	New options of functional fruit juices and functional bars are still in development.

2.4.2                 OPA3tm - Optimal for Life

In 2012, Neptune continued the marketing of the new OPA3 ™ brand and established it as the trademark for the Corporation’s growing family of products. This new brand represents products composed of three essential elements (omega-3s, phospholipids and antioxidants) and effectively illustrates Neptune’s product portfolio strategy and positioning of its initial dietary supplement - NKO®. This unique patent composition allows long-term stability while it delivers increased bioavailability ensuring improved effectiveness in smaller doses. The OPA3 ™ brand will allow Neptune to better communicate its distinct advantage and to create a new class of ingredients for the functional food and biopharmaceutical markets. NKO® and two new formulations of the OPA3 ™ brand were evaluated and proven effective for neurological disorders in animal models.

2.4.3                 NKO® - Neptune Krill Oil

A marine oil extracted from Antartic Krill (Euphasia superba) that provides a unique blend of nutritional elements; the first product in the OPA3tm family to be developed and commercialized. NKO® pioneered the use of omega-3 phospholipids and krill oil for human health, opening the door of today’s krill industry. Its elevated content in phospholipids rich in omega-3 and omega-9 and antioxidants such as astaxanthin, vitamin A and vitamin E and flavonoid, offer a proprietary safe and effective product free of preservatives with exceptional health benefits and superior stability. In 2009, NKO® further distinguished itself by proving it superior bioavailability in a clinical study comparing the most commonly known formats of omega-3 on the market.

2.4.4                 NKAtm - Neptune Krill Aquateintm

Neptune Krill Aquatein (krill protein concentrate) is a product that features the complete range of marine amino acids, including the eight essential amino acids. This protein concentrate contains pre-digested proteins that are an important source of short-chain amino acids in the form of peptides that facilitate digestion by more effective assimilation. New market trends searching for new and unique amino acid profiles increased the potential value of NKAtm. More complete analyses of the composition of NKAtm were performed and different methods for improving quality and efficiency of production were also investigated. NKATM is being positioned to be sold for both human and animal nutrition.

2.4.5                 EKOtm - ECOKRILL™ OIL

In 2010, Neptune pre-launched its new product, ECOKRILL™Oil (“EKOTM”), a member of the Neptune Krill Oil family of products, to its clientele at Health Ingredient Europe in Madrid. The pre-launch was well received by the market. EKOTM is a product similar to NKO® with slightly lower specifications and a lower selling price in line with the needs of the commodity market. Moreover, EKOTM sells at a lower price than competing krill oil products and presents better specifications than these products. Since its launching in 2010, sales of EKOTM have continuously grown.

2.5                 CLINICAL STUDIES

Neptune is continuously investing in medical research aimed at demonstrating the benefits of its products on human health. Neptune entered clinical research programs with strategic partners and trials have been completed and results are expected to be released during the year. The final results should enable Neptune to further its reputation as a leader in the krill oil industry, and should also allow Neptune to obtain new claims and approvals in various jurisdictions.

Neptune has also initiated a new clinical trial in Europe targeting joint health. The trial is designed to tackle joint discomfort and functioning impairment in a “non-diseased” population. It will serve as an additional pivotal trial from which a request will be made for the authorization of a health claim in Europe.

2.6	DEVELOPMENT OF NEPTUNE’S AND SUBSIDIARIES’ PORTFOLIO PRODUCTS

2.6.1                 Research and Product Development Programs

•	Pharmaceutical drug development:

▪	CaPre® is presently evaluated in two phase clinical trials after receiving acceptance from Health Canada on the respective Clinical Trial Applications
▪	ONEMIA™ is commercialized as a medical food for the dietary management of omega-3 phospholipid deficiency

▪
MPL VI, MPLVII, MPL VIII and MPL IX are new products in the pipeline of NeuroBioPharm in the process of research and development as prescription drugs, OTC and medical foods for the safe and effective management of cognitive, behavioural and neurodegenerative disorders.

•
NPK-D is in the process of research and development for the management of the organoleptic properties (odour and taste) of NKO® to facilitate its incorporation in flavourful daily functional food products. Neptune has achieved significant advancement in the development of NPK-D for dairy products such as yogurts and beverages. NPK-D has succeeded organical stability and is in the process of testing organoleptic stability. Clinical evaluation of safety and effectiveness of NPK-D in various matrixes will be ongoing in fiscal year 2012.

2.6.2                 Internal Research, Subcontracted Research or Alliance Research

Neptune and its Subsidiaries - Funded Internal Research

•
For NeuroBioPharm, a medical candidate and a drug candidate for non-GLP development and chemical analyses were initiated in fiscal period ended February 28, 2009. Initial medical candidate batches were standardized within allowed deviation limits. Preclinical testing has been initiated evaluating toxicity and pharmacokinetics.

•	CaPre®: the live phase of GLP IND-enabling testing has been completed bringing the Corporation a step further to IND submission to the US-FDA.

•
Acasti completed nonclinical research designed to evaluate the safety and efficacy of its first Active Pharmaceutical Ingredient (API) drug candidate, CaPre®. The efficacy of CaPre® on dyslipidemia was evaluated on Zucker Diabetic Fatty, a diseased rat phenotype, characterized with established type 2 diabetes, glucose intolerance and severe dyslipidemia, particularly elevated triglycerides and cholesterol. After 4, 8 and 12 weeks of chronic daily treatment with human equivalent daily dosing of 500mg and 2,500mg, CaPre® was shown to significantly increase High Density Lipoprotein Cholesterol (HDL-C or “good cholesterol”) by 40% at the lower dose and by up to 61% at higher dose after 3 months treatment in those severely affected rats. These results show that CaPre® could be effectively used in patients with metabolic syndrome and /or lipid disorders which remain a currently unmet medical need.

•
Additional Acasti preclinical research designed to further evaluate the potentially broader spectrum of therapeutic efficacy of its first drug candidate, CaPre® was completed. The efficacy of CaPre® was evaluated in the same animal model, the Zucker Diabetic Fatty (“ZDF”) model, with which, as previously reported, CaPre® demonstrated significant anti-dyslipidemic effects associated with substantial elevations of High-density lipoprotein-Cholesterol (“HDL-C”) or “good cholesterol”. CaPre® was administered for 3 months at a daily human equivalent dose of 500mg and 2,500mg in both ZDF diabetic (established, severe, type 2 diabetes) and normal healthy rats.  Both rat phenotypes were subjected to oral glucose tolerance tests (“OGTT”). In medical practice the OGTT is commonly used to test for diabetes and insulin resistance. It involves the oral administration of high amounts of glucose in order determine how quickly it is cleared from the blood. The test may be performed as part of a panel of tests, such as the comprehensive metabolic panel. Treatment of severely diabetic rats with CaPre® was shown to significantly reduce impaired glucose tolerance within 1 month of treatment, with the higher dose being only slightly more effective than the lower dose. After 3 months, the ZDF rats had established a normal tolerance to glucose analogous to the healthy rats. Also, the healthy rats continued to tolerate glucose normally, indicating another safety parameter for CaPre®.

Neptune Funded Subcontracted Research

•	NKO® (NPK-40) bioavailability testing was completed.

•	NPK-D organoleptic management for implementation of NKO® in daily functional food and specialized medical food.

•
Acasti has worked with a team of world renowned experts dedicated to functional testing and development of therapeutic candidates for arresting and reversing atherosclerosis through modulation of HDL, Reverse Cholesterol Transport (RCT), and Immune Mediators. The first of a series of experiments undertaken by VascularStrategies LLC, Pennsylvania, to unravel the mechanism of action of the active pharmaceutical ingredients (API) which was conducted in three (3) mouse models reflecting healthy state and moderate to severe dyslipidemia has been completed. After only 6 weeks of treatment at very low doses ranging from 0.5g to 2.0g, Acasti API achieved a statistically significant increase of HDL and reduction of LDL while achieving up to a 60% reduction of triglycerides; a considerably better effect than prescription omega-3 esters.

•
NeuroBioPharm completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). This data provides evidence that NKPL, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. NeuroBioPharm will be advancing its research towards the development of a readily available product aimed to improve the cognitive and emotional health of children and adults, in the near future.

Alliance Funded Research

•	Clinical research on indications not disclosed in compliance with the European Food Safety Associations Medical Health Claim criteria and regulations.

2.7           STRATEGIC BUSINESS DEVELOPMENT

Neptune has successfully established a strong track record of entering and maintaining business-to-business relationships with its partners and continues to strongly support its strategic business development plan by forming partnerships and alliances with worldwide leaders in the nutritional and pharmaceutical industries. Today, these industries are converging into a new consumer health marketplace driven by increasing consumer standards and market power in disease prevention and health management including cardiovascular, bone and joint, and neurological disease. Nutritional and pharmaceutical companies are seeking to penetrate and gain market share in this promising consumer health market place by developing value-added products including dietary supplements and functional food products with specific health claims at therapeutic doses.

Neptune’s business development strategy continues to be focused on developing and commercializing value-added premium products supported by clinical evidence and regulatory approvals in partnership with multinational companies. Our partners are investing and will be investing with us the time and resources into conducting clinical research to demonstrate clinical benefits with the objective of obtaining product-specific health claims, which will ultimately allow them to secure much larger market shares. The investment reward into research and development by our partners is enhanced by Neptune’s strong intellectual property protection with worldwide patents which also creates a real strong market entry barrier to any potential competitor.

General physician acceptance and their willingness to recommend premium products showing clinical evidence, such as Neptune’s products, combined with medical and consumer media responding with massive educational programs accelerate consumer market acceptance, demand and growth. Other nutritional and pharmaceutical companies should likely become attracted by the opportunities provided by Neptune’s growing premium product portfolio and more strategic alliances are being confidentially developed.

Through Neptune’s strategic business development, Neptune anticipates its market share will continue to increase worldwide. In that perspective, Neptune is increasing its in-house production capacity in 2012. In addition, the Corporation is continuously negotiating alliances with multinational industrial partners for high-scale manufacturing to respond to increased demand for the Neptune family of products is within which NKO® demand is supported by NKO® Novel Food approval in Europe, Asia, Australia and South America, as well as new incoming customers and raised by growing market penetration generated by already actively committed customers.

On target with its business development strategy and pharmaceutical business plan, Neptune structured its pharmaceutical operations into its pharmaceutical subsidiaries Acasti for cardiovascular applications and NeuroBioPharm for neurological applications in order to fully benefit from the dynamics of the new consumer health market place. Both companies develop products with clinically proven human health benefits and commercialize them to consumers in the medical food and over-the-counter markets providing near-term revenue opportunities. Acasti is also conducting pivotal clinical trials with its prescription drug candidate CaPre®, while NeuroBioPharm is developing its prescription drug candidate in order to submit for an investigational drug approval (IND) to conduct its own pivotal clinical trials.

2.8 PRODUCTION

The Corporation produces all Neptune products at its plan located in Sherbrooke, Quebec (the “Sherbrooke Plant”).

EXPANSION

During the third quarter, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD $30,000,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw material and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments. The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

On March 9, 2012, Neptune announced that the Corporation had finalized the expansion plans and its financing for its Sherbrooke plant. Neptune should triple its production capacity with the expansion of the Sherbrooke plant. The first phase is expected to be completed by November 2012. The excavation began in December 2011. The new two-level building with an area of 40,000 square feet will almost entirely be dedicated to the production process, in addition to the existing 12,000 square feet facility, which accommodates labs, administrative offices and the current production facility. The structure of the new plant is very innovative and will allow greater flexibility for Neptune’s production lines and improved efficiency and productivity for the Corporation.

2.8.1                 Neptune Krill Extraction Process Platform Family

Description

Neptune OceanExtracttm is a cold extraction process platform family including the Neptune krill extraction process platforms which enable the extraction of omega-3 polyunsaturated oil, protein concentrates and amino acid concentrates from marine biomasses such as krill, and other constituents of marine biomass. NKO® is extracted from the raw material, i.e. utilizing the Neptune krill extraction process platforms.

Advantages of the Neptune Extraction Process Platforms for Krill

To Neptune’s knowledge, no other industrial krill oil extraction process can currently compete with the Corporation’s extraction process platforms and performance applied to krill. It is the only process platform family, protected by industrial secrets, producing a complete lipid extract of long-chain omega-3 fatty acids (EPA and DHA) functionalized by phospholipid carriers maintaining the antioxidant esters responsible for its long-term stability and antioxidant potency. None of the stages in the transformation process involve heating the raw material. Neptune extraction process platforms for krill preserve the biological activities of the krill substances, the properties of which are widely sought after by the nutraceutical, cosmetics and pharmaceutical industries.

The heat treatment (e.g., pasteurization) used in the agrifood processing industry is often designed to destroy bacteria, thus preserving food safety and product shelf life, and protecting consumer safety. The particular aspects of the Neptune extraction process platforms also allow to destroy bacteria, resulting in products that are safe and healthy for human consumption and with a long shelf life which is important for commercialization.

Compared with the traditional animal or vegetable oil extraction processes generally used in the industry, the Neptune extraction process platforms preserve and enhance the intrinsic food qualities of krill. The conditions governing storage, handling and the extraction processes are such that lipidic alterations over long-term storage are minimal.

The advantages inherent to the Neptune extraction process platforms enable high extraction performance, recycling and salvage of extraction byproducts. The processes thus enable full use of the biomass and bacterial destruction of the extracts obtained. It is also characterized by the absence of preservative use and the stability of long-chain polyunsaturated fatty acids.

The Neptune extraction process platforms from the Neptune Ocean Extracttm family allows the extraction of high-end products currently sought after by the nutraceutical, cosmetics and pharmaceutical markets.

2.8.2                 Plant

The Sherbrooke Plant received a favourable outcome of a GMP (Good Manufacturing Practices) audit performed by Health Canada, Natural Health Product Directorate (NHPD). The Sherbrooke Plant has increased its annual production capacity from 100,000kg to more than 130,000kg for NKO®, and from potentially 400,000kg to more than 500,000kg for NKA™.

During the third quarter, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products. The initial cost of the project is expected to be USD $30,000,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw material and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments. The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

2.8.3                 Krill

Krill is a generic term of Norwegian origin designating 86 species of deep and cold water pelagic marine planktonic animal (zooplankton) constituent of the global marine biomass.2, 3

_____________

2	Bernadette Casanova. “Ordre des Euphausiacea Dana, 1852. Crustaceana 76(9): 1083-1121.

Krill looks like miniature shrimp. The smallest species of krill, found in the Pacific Ocean, measures approximately 1 cm.4 The larger Antarctic krill (Euphausia superba) can grow up to 6cm. Krill is the most abundant animal biomass on the planet and is found in schools that can sometimes cover several square kilometres of ocean.5

2.8.4                 The Virtues of Krill

In the opinion of the Corporation, the virtues of krill are being increasingly recognized by the world scientific community.6

Because the krill used by the Corporation feeds on phytoplankton, namely diatoms and dinoflagellates7, its lipid content is a major source of polyunsaturated fatty acids, mainly docosahexaenoic acid (DHA) and eicosapentaenoic acid (EPA), the two major types of essential marine omega-3 fatty acids. Krill also contains proteins offering the complete range of amino acids and very efficient digestive enzymes. In addition, it contains powerful antioxidants (liposoluble A and E vitamins and provitamins, beta-carotene, trans-retinol, astaxanthin, co-enzyme Q10 as well as a unique flavonoid of animal source). Krill contains phospholipids, amino acids and minerals providing numerous benefits in terms of the absorption and digestion of nutrients with proven benefits for human and animal health.8

The organic components that can be obtained from krill are part of the categories of substances actively sought after by the nutraceutical, cosmetics and pharmaceutical industries.9

One major advantage of Neptune’s proprietary knowledge of krill processing lies in the fact that EPA and DHA contained in Neptune Krill Oil are carried on phospholipids and associated with potent antioxidants (vitamins A and E, beta-carotene, trans-retinols, astaxanthin, co-enzyme Q10 and a flavonoid) making them highly bioavailable and resistant to oxidation. The absence of oxidation results from the high natural content of powerful antioxidants in krill oil, namely.

Due to its high stability even at significantly higher temperatures than other omega-3 marine oils, Neptune phospholipid extracts are suitable for integration in various pharmaceutical carriers like hard and gelatin capsules, transdermal patches, and food carriers like fruit beverages, dairy products including yogurt, milk, and spreads, dry matrixes such as fruit nuggets, cereal and nutritional bars.

2.8.5                 Availability of Krill

There are two primary ocean regions where krill is harvested: the Southern Ocean (Antarctic krill) and the North Pacific Ocean (Pacific krill, mainly off the coasts of Japan and Canada). The total quantity of these krill species in these two oceans is conservatively estimated to be at least 500,000,000 metric tonnes (mt). From these two oceans, ca. 271,000 mt of both krill species have been harvested annually.10, 11 Of that total during the 2002-2011 decade between 105,000-212,000 mt originated from the Southern Ocean (Antarctic krill Euphausia superba)10, 12 and an estimated average annual catch of 60,000 mt from the Northern Pacific Ocean (Pacific krill Euphausia pacifica).13 The Antarctic krill catches represent circa 0.05% of the existing resource. In 2011/12 the countries that are harvesting krill are China, Norway, and South Korea. From 2008/09 to 2010/11, annual quotas for Antarctic Krill have increased by 33%.10 Annual allowable quotas of 6.555 million tons for 2009/10 has been increased to 8.695 million tons for 2010/1110. The above data supports the following facts: the resource is abundant, accessible and there is a potential for long-term sustainable exploitation12, 14 with adequate traceability measures. The average market price for whole frozen krill is around $900/mt. Neptune maintained successful negotiations with major krill suppliers to ensure long-term supply, quality and competitive prices.

________________

[3]	Tony J. Pitcher, Series Foreword, page vi in Inigo Everson editor, “Krill: biology, ecology, and fisheries”, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000.

[4]	R.D. Kathman et al., “Identification Manual to the Mysidacea and Euphausiacea of the Northeast Pacific”, Canadian Special Publication and Aquatic Sciences 93, 1986, p. 269.

[5]	Stephen Nicol, “Time to Krill?”, Australian Antarctic Division, 1995, pages 2-3.

[6]
Stephen Nicol, Ian Forster & John Spence, Chapter 10. Products Derived from Krill in Inigo Everson editor, “Krill: biology, ecology, fisheries”, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000, pp. 262-283.

7
Stig Falk-Petersen, Wilhelm Hagen, Gerhard Kattner, Andrew Clarke, & John Sargent, 2000, Lipids, trophic relationships, and  biodiversity in Arctic and Antarctic krill. Canadian Journal of Fisheries and Aquatic Sciences, Volume 57 (Suppl. 3), pp. 178-191. Charles F. Phleger, Matthew M. Nelson, Ben D. Mooney & Peter D. Nichols, 2002, Interannual and between species comparison of the lipids, fatty acids and sterols of Antarctic krill from the US AMLR Elephant Island survey area, Comparative Biochemistry and Physiology Part B, Volume 131, pp. 733-747.

[8]	Stephen Nicol, Ian Forster & Jonh Spence, 2000, op. cit.

9	Molyneaux, M. & C.M. Lee, “Food Technology”, The U.S. Market for Marine Nutraceutical Products, June 1998, 52:6, pages 56-57; Stephen Nicol, Ian Forster & John Spence, 2000, op. cit.

10
World Health Organization (WHO), “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73; S. Nicol & Y Endo. Krill fisheries: Development, management and ecosystem implications. Aquatic Living Resources 12(2), 105-120. 1999; R. Shotton, B17. Southern Ocean FAO Statistical Areas 48, 58 and 88, Review of the state of world marine fishery resources, FAO, Marine Resources Service, Fishery Resources Division, Fisheries Technical Paper 457, pp. 158-162, 2005. V. Siegel . Distribution and population dynamics of Euphausia superba: summary of recent findings. Polar Biology 29: 1-22, 2005. A. Atkinson, V. Siegel et al. A re-appraisal of the total biomass and annual production of Antarctic krill. Deep-Sea Research I 56: 727-740, 2009.

Neptune harvests less than 0.0006% of the total biomass and less than 0.03% of the precautionary catch limit. It is of great importance to note that Neptune commits 100% of its krill capture for human health benefits. What is often looked past almost 88 % of total catches is used by other fisheries for low valued products as for sport fishing (baits) (45%) and krill meal for aquaculture (43%), and 12 % for direct human consumption as food (whole or processed).

2.9           INTANGIBLE ASSETS

It is an important part of our business to obtain intellectual property protection for our technology, products, applications and processes and/or to maintain trade secrets. Our success depends, in part, on our ability to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. Our strategic approach is to file and/or license patent applications whenever possible to obtain patent protection. We also rely on trade secrets, proprietary unpatented information, trademarks to protect our technology and enhance our competitive position. We have confidence in our patent and will continue to take all appropriate actions needed to protect our intellectual property rights in the United States and elsewhere in the world as required. As the pioneers of krill omega-3 phospholipids for human health, we have worked very hard over the last 15 years to substantiate our claims, obtain multinational regulatory approvals, establish our brand and protect our intellectual property.

In regards to its intellectual property protection, the Corporation has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, duly determined to enforce its rights, is taking legal actions against those companies in order to protect its intellectual property.

2.9.1                 Exclusive License/Option

Even though the Corporation uses, for its production, its own process technology, which is protected by trade secrets, the Corporation also strategically exploits, within its intellectual property portfolio, an exclusive, irrevocable worldwide license on a patent related to an extraction process belonging to the University of Sherbrooke, province of Quebec (the “University”). The License Agreement applies to the process of oil extracted from krill and from other marine and/or aquatic biomasses.

____________________

[11]
Commission for the Conservation of Antarctic Marine Living Resources / CCAMLR, “Understanding CCAMLR’s Approach to Management”, May 15, 2000; SC-CCAMLR-XXV Report of the twenty-fifth meeting of the Scientific Committee, October 2006; CCAMLR. Schedule of conservation measures in force 2010/11 Season, 2010. CCAMLR. Statistical Bulletin, Volume 24, 2002-2011. CCAMLR-SB/10/24, 2012; SC-CAMLR-XXIX, Report of the Twenty-Ninth Meeting of the Scientific Committee, October 2010 (pre-release version);T. Ichii, Krill Arvesting, 9.3 Japanese northeastern coastal waters Euphausia pacifica Chapter 9, in Krill: Biology, Ecology and Fisheries, Fish and aquatic resources series 6, Blackwell Science Ltd, 2000

[12]	CCAMLR op. cit.

[13]	T. Ichii, op. cit.

[14]	WHO, “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73, page 551.

The License Agreement clearly stipulates that the Corporation shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the Corporation. This clause is significantly important. The License Agreement also stipulates that the University shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process done and/or paid by the University. Thus, the Corporation, for a period of 24 months following any such improvement and/or modification and/or enhancement by the University, has the right to enter into an exclusive license agreement with the University with respect to any such improvement and/or modification and/or enhancement. No such improvement and/or modification and/or enhancement have been, to this date, reported to the Corporation by the University.

The License Agreement may be terminated (i) by way of agreement between the University and the Corporation; (ii) in the event of a default by the Corporation or the University; (iii) in the event of the insolvency or bankruptcy of the Corporation; or (iv) if the Corporation ceases to carry on its activities in the normal course of business.

The Corporation also benefits from a right of first refusal with respect to any research project for the development of a process to extract and purify oils originating from marine and freshwater biomasses like krill among others and from an option to purchase the intellectual property rights with respect to the results of the research, as it relates to krill, or other crustaceans, conducted by the University. The exercise price for this purchase option has been set at $275,000 by mutual agreement between the University and the Corporation, this price was contested by the researcher but has remained the same based on the decision of the Quebec Court of appeal rendered in January 2010 (see section 2.9.3 entitled “Economic Dependence/Litigation”).

The Corporation has undertaken to pay an annual commission to a corporation controlled by Mr. Henri Harland for services rendered as well as for the transfer in February 2001 to the Corporation of the license rights with the University, including the right of first refusal and of the option to purchase the intellectual property rights. This royalty of 1% on any sales and on other income of the Corporation is for an indeterminate period of time and it shall be paid semi-annually and disbursement of such royalty payment per year will not be superior to the Corporation’s net earnings before interest, taxes, depreciation and amortization (EBITDA).

2.9.2                 IP Protection

Brand names and trademarks

Neptune has registered the trademarks OPA3tm and NKO® in over thirty countries and filed numerous trademark applications in various jurisdictions. Neptune OceanExtracttm and NKAtm are other trademarks of Neptune.

•	NKO® distributors apply private label with NKO® logo on it and with names and trade-marks pre-approved by Neptune.
•
Licenses: Neptune has licensed worldwide commercialization rights for NKO® in functional food for specific food categories and health indications to Nestle and Yoplait. The Corporation is in negotiations to further expand the functional food market with strategic alliances with other large well known food companies.

Acasti has applied for worldwide trademark protection of CaPre® (name given to its prescription drug candidate), as well as for the trade-marks ONEMIA™ and VECTOS™, and is the owner of the trade-marks BREAKING DOWN THE WALLS OF CHOLESTEROL™ in Canada, the United States and the European Community. The trademark CaPre® is now registered is some jurisdictions.

Patents

Neptune has the following patent portfolio:

Category	Description	Countries
		Issued	Pending
Novel Phospholipid/ Flavonoid	Composition of Matter	25	5
Cardiovascular Neurological health	Method of Use	22	10
Extraction Process	Process	34	1

In regards to its intellectual property protection, the Corporation has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, duly determined to enforce its rights, is taking legal actions against those companies in order to protect its intellectual property.

On October 4, 2011, Neptune filed complaints in the U.S. District Court for the District of Delaware alleging infringement of its issued patent number 8,030,348 (Pat.348). The action was filed by Neptune for infringement of its issued omega-3 composition patent against Aker Biomarine ASA, Aker Biomarine Antarctic USA, Inc., and Schiff Nutritional International. Neptune has also launched separate infringement actions against Enzymotec Limited., Enzymotec USA, Inc., Mercola.com Health Resources, LLC and Azantis, Inc.

On November 16, 2011, Neptune announced that the USPTO had issued another U.S. patent No. 8,057,825 (Pat. 825) that protects and provides Neptune with the exclusive use of krill extracts in the U.S., as a method for reducing cholesterol, platelet adhesion and plaque formation.

On January 12, 2012 Neptune announced the submission of several “Continuation” applications pending in the USPTO related to Pat. 348 and Pat. 825. Under United States patent law, a Continuation is a patent application which follows, and claims priority to, an earlier filed patent application. Neptune filed two Continuations claiming the benefit of the Pat. 348, which was filed in 2002 and granted in October 2011, and one Continuation claiming the benefit of the Pat. 825, which was filed in 2006 and granted in November 2011.

On February 2, 2012 Neptune announced that, pursuant to an agreement by the parties in the patent infringement litigation initiated by Neptune in the U.S. District Court in Delaware, the court has ordered a stay of the litigation until the USPTO concludes its inter partes re-examination of the Neptune patent at issue in the case Pat. 348.

Acasti has also initiated its patent portfolio with the first application as a USA provisional of a composition and use patent. The invention is entitled “Concentrated Therapeutic Phospholipid Compositions (US20110160161)” and relates to concentrated therapeutic phospholipid compositions; methods for treating or preventing diseases associated with cardiovascular disease, metabolic syndrome, inflammation and diseases associated therewith, neurodevelopmental diseases, and neurodegenerative diseases, comprising administering an effective amount of a concentrated therapeutic phospholipid composition. As of the date of the AIF, Acasti’s patent application had been filed in more than 40 jurisdictions worldwide.

Trade Secrets

Neptune protects its optimization and extraction processes through industrial trade secrets.

Regulatory Approvals

Neptune has obtained the following regulatory approvals, permits and authorizations:

•	European Food Safety Authority (EFSA) has approved NKO® as PARNUTS for commercialization in the European Union.
•	European Food Safety Authority (EFSA) has approved NKO® as a Novel Food for commercialization in the European Union.
•	NKO® has received US-FDA GRAS (Generally Recognized as Safe) notification as food ingredient in the United States.
•	NKO® has obtained approval as a Complementary Medicine from the Therapeutic Good Administration (TGA) in Australia.
•	NKO® has a natural product number (NPN) issued by health Canada.
•	New Patent application for Acasti;
•	Health claims in Europe and USA - Ongoing consultation and guidance received;
•	Health claims in Europe in the field of joint care;
•	Health claims in Canada - Multiple claims approved by NHPD (7 claims);
•	Neptune production plant in Sherbrooke accredited as nutraceutical GMP (Good Manufacturing Practices) audit performed by Health Canada, Natural Health Product Directorate (NHPD).

2.9.3                 Economic Dependence/Litigation

The Corporation sources its krill used in the manufacturing of its products from three suppliers. The Corporation considers that its relationship with its suppliers is good and that it is not dependent upon these suppliers, as alternative sources of supply are available.

The Corporation is no longer dependent on the license agreement mentioned in section 2.9.1 hereof entitled “Exclusive License/Option” as the Corporation has developed and now manufactures its products with its own proprietary technology process platform “Neptune Ocean Extract”.

As for the exclusive “License/Option”, on August 18, 2004, the Corporation notified the University of its intention to exercise its $275,000 purchase option relating to the intellectual property (see section 2.9.1. hereof entitled “Exclusive License/Option”). As per the licensing agreement reached between the University and the Corporation, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary. On August 23, 2004, university researchers filed an injunction against the Corporation and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Corporation by the Canadian university. In December 2008, a ruling was rendered against the Corporation. The judge determined that the Corporation had not exercised its option to purchase the intellectual property in August 2004, as claimed by the Corporation, and it had to pay additional royalties in the amount of $1,031,134 in addition to $145,000 in fees. The judge furthermore set at $1,776,000 the purchase price for the intellectual property, although it had been previously established at $275,000. Under the judgment, the Corporation had 45 days to exercise its option and it had to pay $275,000 immediately. Following the December 2008 ruling, the Corporation appealed the ruling and requested an immediate stay of its execution. The Corporation did not agree with the findings of the ruling and believed that its own arguments were well founded. In January 2010, the court of appeal ruled in favor of the Corporation confirming in its ruling the Corporation’s rights to exercise its purchase option relating to the intellectual property at a purchase price of $275,000 plus interests of $36,000, for a total of $311,000. The court also confirmed that the Corporation had exercised its option in August 18, 2004 and rejected all royalty claims to the exception of $36,000 plus interests of $11,000, for a total of $47,000.

In 2010, the Corporation received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US $1 million from Neptune. The Corporation denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Corporation for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Corporation’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor. Despite the Corporation’s warning to Schiff to cease directly and indirectly using the Corporation trademarks including NKO® and clinical support, Schiff continued to use the Corporation trademarks and claims, as it could be seen on websites of multiple Schiff’s distributors. The whole case was dismissed by the United States District Court for the District of Utah on January 18, 2012.

In 2009, Neptune filed a patent infringement lawsuit against Aker BioMarine ASA, Jedwards International, Inc and Virgin Antartic LLC, in defence of its U.S. method of extraction of total lipids fractions from Krill. Neptune alleges that the Defendants have used solvents for the extraction of their krill oil, which are covered by the patent (US6,800,299) licensed to Neptune. As of the date of this AIF, the case is still pending before the federal district court in Massachusetts.

In 2010, Neptune and Acasti filed a complaint with the Quebec Superior Court claiming inter alia, damages and co-ownership in the applications filed by Valensa. Although Valensa has challenged the jurisdiction of the Quebec Superior Court over this matter, the case is proceeding. In 2009, Valensa, submitted without Neptune's preapproval, a patent application and refused to add Neptune's name as co-owner of this patent. This was in breach of agreement to file with Neptune for a joint patent protection. Furthermore, Valensa failed to submit its action plan and volume commitments on the agreed upon deadline. For those reasons, Neptune refused to send samples to Valensa until Valensa complies with the terms of the signed agreement. This led to Valensa unilaterally terminating the agreement. As of the date of this AIF, the case is still pending before the Quebec Superior Court.

On October 4, 2011, Neptune filed 2 complaints in the U.S. District Court for the District of Delaware alleging infringement of its issued patent. The first action was filed by Neptune for infringement of its issued omega-3 composition patent (US8,030,348) against Aker Biomarine ASA, Aker Biomarine Antarctic USA, Inc., and Schiff Nutritional International. Neptune has also launched a second separate complaint for infringement of its issued omega-3 composition patent (US8,030,348) against Enzymotec Limited., Enzymotec USA, Inc., Mercola.com Health Resources, LLC and Azantis, Inc. As of the date of this AIF, both cases are still pending before the federal district court in Delaware.

2.10         EMPLOYEES

2.10.1                 Number

As at February 29, 2012, Neptune, along with Acasti and NeuroBioPharm, has a total 105 employees, working at its business offices in Laval and Sherbrooke plant.

2.10.2                 Skill Knowledge

Neptune employees possess specialized skills and knowledge in the following fields:

•	Intellectual property protection;
•	Legal matters;
•	Marine biomasses;
•	Scientific issues;
•	Oil extraction processes;
•	Quality assurance/quality control;
•	Clinical validation of biological therapeutic properties;
•	Regulatory compliance related to the Corporation’s operations;
•	Commercialisation/Business development;

which are valuable assets of the Corporation.

2.11        SALES/DISTRIBUTION

Neptune manufactures its products at its Sherbrooke plant and sells NKO® in bulk oil or in capsules to its distributors who commercialize under their private label in multiple market segments including health food stores, mass (food and drug), direct sales (MLM, internet, catalogue, radio) and via healthcare professional recommendation. The NKO® encapsulation is subcontracted by third parties in Canada, USA, Asia and Europe. 100% of Neptune NKO® sales revenues during the fiscal year ended February 29, 2012 was derived from independent companies.

Sales of Neptune products for the fiscal year ended February 29, 2012 amounted to $19,124,000, from $16,685,000 for the fiscal year ended February 28, 2011. Sales are not cyclical.

During the fiscal year ended February 29, 2012, more than 85% of the Corporation’s sales was made to customers based outside Canada. The Corporation enters into hedging instruments from time to time to partly offset currency risks.

2.12        COMPETITION

The nutraceutical and pharmaceutical markets have continuously grown and are highly competitive. Many companies now carry out research, development and commercialization activities and programs with applications for human health similar to those of the Corporation. Many competitors are also developing new nutraceutical products which are today focusing on pharmaceutical applications based on the specific properties of their products. Some of these companies have greater financial resources, research and development capabilities as well as manufacturing and marketing facilities than those of the Corporation, while others have limited resources but are trying to benefit from the research and promotion done by the major players. Moreover, teaching institutions, government and environmental agencies and other research bodies are conducting research in similar sectors as the Corporation. They are also capable of marketing products, either by their own means or by cooperation agreements.

The Corporation is aware of rising competition in both the nutraceutical and the pharmaceutical markets and is actively monitoring the industry. Biomedical and biotechnology companies, as well as large pharmaceutical companies, are not only active in the same field of nutraceutical-based therapeutics as the Corporation, but are also trying to develop new niche markets. However, the Corporation believes that in its specific field of activity, it maintains certain definitive advantages.

Even though the Corporation is no longer the only manufacturer of marine phospholipids, it remains amongst the market leader due to its exceptional richness in long-chain polyunsaturated fatty acids and antioxidants. In addition, Neptune’s marine phospholipids continue to be the most stable and sought after products for implementation into pharmaceuticals and/or nutraceuticals (dietary supplement, functional food) for human consumption. Knowledgeable consumers are fully aware of the Corporation’s credibility and the quality of the extensive research conducted. Furthermore, the Corporation has demonstrated the positive health benefits proven with all its clinical studies, an achievement yet to be met by its competitors.

2.12.1 COMPETITORS

The Corporation is aware that other companies are developing, have commercialized, and are preparing to commercialize competitive products. Neptune’s advantage is that it remains the only Corporation, within the krill oil manufacturer market, with an ingredient with human health benefits, which has obtained regulatory approvals in countries around the world and achieved worldwide market recognition.

Aker BioMarine ASA, a Norway-based Corporation, is in the business of harvesting and commercializing marine ingredients. Aker BioMarine ASA is serving the aquaculture and animal feed markets with krill derived products, such as oil and meal registered as Qrill™. Aker BioMarine ASA merged with Natural ASA to enter the dietary supplement and functional food markets. Aker BioMarine ASA launched, in Norway, a krill oil product under the brand name Superbatm in 2009. Since then, Aker has published several clinical studies most of which were animal studies. The few human studies published demonstrated inferior health benefits than the human clinical studies published by Neptune. Furthermore, Aker has yet to publish any human clinical benefits in cognitive, joint and women’s health.

Enzymotec Ltd. is an Israel-based biotechnology Corporation developing biofunctional ingredients for human health applications. They claim to have a proprietary complex of marine-derived DHA and EPA -delivered as triglycerides or attached to phospholipids and astaxanthin. In the past, the Corporation has raised awareness about the true nature of those oil which, as per their disclosure, are not derived entirely from Antarctic krill (Euphasia Superba) but a blend of different marine ingredients combined to mimic the composition of NKO®.

Aquasource Products Inc, a Canadian Corporation, also commercialises an artificially enhanced krill oil without any studies, nor regulatory approvals to support their position on the market.

Poissons Tropicaux Gryd Inc., a Canadian Corporation, is commercializing Krilex® which contains a powder preparation composed of the entire krill itself, composed mainly of krill protein with very little omega-3 and antioxidants.

OTHER

2.13         COMPETITIVE ADVANTAGES

NKO® Competitive Profile
•	Longest history of commercialization further demonstrates the safety of NKO® for long term human consumption and its commercial viability;
•
NKO® has a biomolecular profile of phospholipids, omega-3 fatty acids, and diverse antioxidants that surpasses the usual profile of fish oils. The association between phospholipids and long-chain omega-3 fatty acids highly facilitates the passage of fatty acid molecules through the intestinal wall, increasing their bioavailability and ultimately improving the omega-3: omega-6 ratio;

•
Clinically proven superiority of NKO® versus other omega-3 products for improving the EPA/Arachidonic acid ration and the Omega-3 Index, internationally recognised risk factors for cardiovascular disease.

•	Clinically proven significantly better and faster absorption for EPA and DHA in NKO® versus other omega-3 products.
•	Highest stability and antioxidant potency as compared to competitive marine extracts;
▪
Phospholipids are important in protecting membranes from toxic injury and free radical adverse effect. NKO® contains two main potent antioxidants; a carotenoid (astaxanthin) and a flavonoid (novel due to its animal source);

▪
Astaxanthin has been shown to have a stronger antioxidant activity than alpha-tocopherol, beta-carotene, lycopene and lutein. NKO® contains significantly higher amounts of esterified astaxanthin than all other krill products in the market;

▪	Flavonoids, traditionally extracted from fruits, plants, vegetables or algae have been studied for more than 60 years and their antioxidant activity is undoubted;
•	First and only krill oil product with clinically proven human health benefits in cardiovascular, joint, cognitive and women’s health;
▪
NKO® has been proven effective to decrease LDL by 33.9% (bad cholesterol), triglycerides by 11.5%, and increase HDL by 43.3% (the good cholesterol).Framingham Risk Score data analysis showing that patients treated with NKO® can significantly reduce RCVD with an attributable-risk-reduction between 52% and 53%;

▪	Cost minimization analysis shows that NKO® is the least expensive intervention for prevention of cardiovascular disease;
▪	Cost effectiveness analysis showed that NKO® prevents more disease for each dollar spent as compared to omega-3;
▪
The NKO®-statin combination was significantly more effective than statin monotherapy in relation to HDL increase. The treatment with NKO® alone or in combination with a statin provides a cost effective choice for the management of these patients with persistent hyperlipidemia even after treatment with a statin;

▪
NKO® can significantly reduce both the physical and the emotional symptoms of premenstrual syndrome and has been shown to be significantly more effective for the complete management of premenstrual symptoms compared to omega-3 fish oils;

▪
In as quickly as 7 days, NKO® significantly reduced CRP (an important inflammatory biomarker). Furthermore, volunteers in the NKO® group of the study reported significant improvement in all scores of the WOMAC;

▪	NKO® demonstrated a significant improvement in ADHD patients’ focus, concentration and planning skills;
▪	Low daily dose well tolerated for chronic intake;
▪	NKO® has been certified as Halal, which allows it to be commercialised in all Muslim countries. This is not the case for Superba™ which contains ethanol and thus cannot be Halal certified; and
▪
Neptune’s marine derived products within its Neptune Krill Oil family of products (NKO® and EKO™) successfully completed an extensive and rigorous review of key environmental claims by NSF International. NSF is an independent, world-wide recognized not-for-profit organization committed to protecting and improving public health and the environment.

Strategic Position

•	Intellectual property protection (trademarks, patents, patent pending) and trade secret /know how on processes, applications, and natural and/or synthetic compositions and their use as medications;
▪	Proprietary technology and products
▪	Patented process
▪	Neptune OceanExtract™ platforms
▪
Method of Use Patent for Cardiovascular disease issued in Europe without opposition which preclude competitors from commercialization of any products in the European cardiovascular market with any krill extract other than NKO®.

•	Neptune’s years of experience on marine health ingredients extraction has achieved a strong platform of proprietary technology and trade secrets to provide products which are:
▪	more cost effective
▪	of highest quality
▪	assured extraction and production yield
▪	patent protected use
▪	clearly differentiated from competitive products
•	Pharmaceutical, cosmeceutical, nutraceutical and animal nutrition product pipeline extension in development;
•	Multinational regulatory approvals required for commercialization;
•	Growing world renowned scientific and medical recognition of NKO® in global markets in North America, Europe, Asia and Australia;
•
NKO® was approved as a NOVEL FOOD and PARNUTS after successfully passing stringent regulatory review process by all the member states of the European Union. This allows to Neptune to commercialise NKO® in Dietary Supplements, Functional foods, Diet meal replacements and Dietary Foods for Special Medical Purposes;

•
To meet the increasing demands and its projected massive penetration of the European market, Neptune completed the scaling-up of its production capacity at its Sherbrooke (Quebec) plant in 2009, thereby providing for a greater than 50% increase of yearly output for 2011 from 100,000 kilograms to at least 150,000 kilograms;

•
To meet the increasing demands and its projected massive penetration of the Asian market, Neptune and SKFC’s plant capacity in China, upon completion of the construction, should further increase Neptune’s production in Asia to 250,000 kilograms annually;

•	Continued progress in strategic alliances with strategic corporate partners such as Nestle and Yoplait;
•	Strategic alliances with manufacturers are currently being discussed;
•
A new alliance with Bayer and Bayer Australia was formed to commercialise a Neptune proprietary product in the United States, Australia and New Zealand. This represented another important milestone in the execution of Neptune’s strategic vision; and

•	Establishing USP-FCC and USP-NF Krill Oil Monographs that will provide temporary barriers of entry for low grade kill oil competition.

2.14         MARKETS

Neptune is pursuing market opportunities in the nutraceutical market (including dietary supplements and functional foods) and, through its two subsidiaries Acasti Pharma and NeuroBioPharm, the pharmaceutical market (including medical food, over-the-counter and prescription drugs) for all its products.

2.14.1                 Nutraceutical

Overview

Neptune’s products are currently sold in the nutraceutical market. The nutraceutical market encompasses functional foods and dietary supplements, the latter include a wide range of nutrients such as vitamins, minerals, fatty acids, amino acids and herbal supplements. Functional food is a growing field in food and medical science and includes foods designed with health benefits beyond their usual nutritional value and which may be enriched with health promoting additives such as vitamins, probiotics or omega-3.

The nutraceutical market is growing rapidly driven by the health demands of an aging population. Within the next twenty years, the number of Americans 65 and older will double from 35 million to 70 million then representing 20% of the population.15 Similar demographical changes can be observed in other countries resulting in a global trend. Beyond weight management, health issues such as cholesterol, heart health, cognitive function, brain performance and joint health are driving the market expansion. Functional foods such as probiotic yogurt and yogurt drinks, cereals bars and soya milk are experiencing explosive growth.16

Other additional factors have been identified as growth drivers in the nutraceutical markets including:
•	Improved understanding and scientific knowledge of the contribution of diet in health and disease prevention;
•	Increased consumer demand for products that maintain vitality and prevent disease and its desire for premium products;
•	Increased health care costs and the trend towards self-treatment with a focus on natural products;
•	Technical advances and innovation in the food industry.

Dietary Supplements

The world retail market for dietary supplements is highly fragmented, composed of a large numbers of products and many small manufacturers and estimated at more than $50 billion in annual sales.17 The United States dietary supplement sales amount to approximately $23 billion.18 Europe is capturing approximately one third of this market with sales beyond $15 billion. In Japan, dietary supplement sales of $6 billion have been reported.19 Specialty supplements such as probiotics and omega-3 will be experiencing the most sales growth over the next five years and health issues such as cholesterol, heart health and mental health engender a major impact. Dietary supplements continued to be the largest consumer of marine omega-3 oils in the global market in 2009 with a 59.7 % share. Animal feed and foods and beverages are the next largest consumers of marine oil omega-3 with 23.8 % and 11.2 % shares, respectively.

__________________

[15]	Demographic Trends in the 20th Century. Census 2000 Special Reports. November 2002.

[16]	Baby Boomers and the U.S. Food and Beverage Industry: Packaged Facts, 12/1/2005

[17]	Industry Canada. International Market Research: Dietary Supplements.

[18]	Idem 14.

[19]	Idem 2.

North American market revenues for marine and algae EPA and DHA omega-3 ingredients market were $562.8 million in 2009. The market is likely to grow at a combined annual growth rate (CAGR) of 11.8 % from 2010 to 2015. Global unit shipments were measured at 33,999 metric tons in 2009 and are likely to grow at a CAGR of 11.0 % from 2010 to 2015.

Functional Food

The main functional food categories include dairy products (i.e. milk, yogurt and cheese), confectionary products (i.e. bars, chocolate, snacks), various cereal products and functional beverages. It is difficult to estimate the potential market size of the functional food market and it is probably safe to assume that the market size is underestimated. The total U.S. retail food market amounted to $457 billion in 2004.20 Assuming that 25% of this food market may be used, in the future, for nutraceutical reasons, the functional food market may amount to more than $100 billion in the US alone. Assuming a similar market size in Europe, total combined market potential reaches $200 billion, an enormous foundation for the functional food market.

Calcium, probiotics and omega-3 products are getting the most attention and will be playing a major role in the expanding dairy product category projected to reach more than $15 billion by 2012 in the US.21 Omega-3 is also playing a major role in the $23-billion breakfast cereal segment22 and heart-healthy products command more than $19 billion in sales today.23

Poly-Unsaturated Fatty Acids (PUFA)

The polyunsaturated fatty acid (PUFA) market which includes predominantly omega-3 and 6 fatty acids is growing at a very fast pace and the most predominant omega-3 fatty acids are docosahexaenoic (DHA) and eicosapentaenoic acid (EPA) derived from plant and marine sources. Omega-3 sourced from marine oils are the fastest growing sector in the PUFA ingredient market which is a direct result of the media attention pertaining to omega-3 health benefits and the growing need for alternative treatment for a variety of chronic disorders including the heart and the brain.

Extensive research, including Neptune’s clinical trial work, has demonstrated their clinical benefits. Omega-3 fatty acids reduce inflammation and prevent risk factors associated with chronic diseases such as heart disease and arthritis and appear to be particularly important for cognitive (memory and concentration) and behavioural function.

Neptune’s omega-3’s are sourced from krill, a zooplankton, with the advantage that the omega-3 fatty acids are carried by phospholipids and not triglycerides such as in fish oil. Phospholipids, a major component of biological membranes, are more easily digested resulting in a higher bioavailability of Neptune’s products.

The market space is growing with the FDA having issued a qualified heart health claim enabling manufacturers to label products containing omega-3 EPA and DHA as being heart healthy. The market is waiting for additional health claims such as effects on high blood cholesterol and high blood pressure.

Omega-3 ingredient sales continue to increase driven by demand as dietary supplements, functional foods and beverages and pharmaceutical applications. Based on the trends reported in the 2005 Frost & Sullivan market report24, the worldwide omega-3 market will be reaching more than $1.4 billion in annual ingredient sales within the next five years. Higher quality and higher performance omega-3’s providing high amounts of omega-3 are gaining a larger market share of the marine oils industry in terms of revenues, because of their improved safety and health benefits. Omega-3 fortified food launches more than doubled in 2006 to 250 from 120 in 2005, according to Mintel.25 Most product introductions have been in beverages, spreads, dairy products (i.e., yogurt), eggs, nutrition bars and baked goods.

_______________

[20]	Progressive Grocers 72nd Annual Report of the Grocery Industry.

[21]	Cultured Dairy Products in the U.S. Packaged Facts, Oct 1, 2006.

[22]	Euromonitor. http://www.euromonitor.com/Cereal_Partners_Worldwide_exploits_developing_markets

[23]	http://www.marketresearch.com/map/prod/1164892.html

[24]	End-user Analysis of the Global Omega-3 PUFA Market, FO23-88. Frosst & Sullivan.

Nutricosmeceutical and “beauty from within” Trend

Nutricosmeceuticals are defined as oral nutritional supplements with cosmetic applications and are commercialized in foods, beverages and dietary supplements. This “beauty from within” trend is spreading into the American and European markets. For example, Nestlé® and L'Oréal®, the world's largest companies in food and cosmetics, respectively, created Innéov®, a developer of nutritional supplements with cosmetic applications. Coca-Cola® commercializes a milk-based beverage to be drunk at night to promote beauty during sleep. New and scientifically validated ingredients are entering the market and consumer uptake is driven by the demand to turn back the negative physiological processes associated with aging.

2.14.2                 Pharmaceutical

Acasti and NeuroBioPharm were formed to develop and commercialize the Corporation’s Products in the pharmaceutical market.

Cardiovascular Disease

Cardiovascular disease includes a wide range of conditions and treatment is focused on reducing cardiovascular risk factors to prevent an acute cardiovascular event and on preventing or delaying the onset of chronic cardiovascular disease. Important risk factors for cardiovascular disease are abnormal levels of lipids and/or lipoproteins such as triglycerides and cholesterol. Increased serum levels of low density lipoprotein (LDL - "bad cholesterol") and low levels of high density lipoprotein (HDL - "good cholesterol"), the latter being recognized as the most important risk factor for the development of cardiovascular disease, are known as dyslipidemia. Dyslipidemia promotes plaque formation and narrowing of the arteries atherosclerosis leading to myocardial infarction (heart attack), stroke and peripheral vascular and neurodegenerative disease. Over 750,000 Americans die every year due to atherosclerosis related cardiovascular complications.26 Statins, including medications such as Lipitor®, Zocor® and Crestor®27, are used to decrease LDL, but are little effective on raising HDL creating an unmet treatment gap. It is estimated that over 100 million American adults have total blood cholesterol values considered borderline-high (200 to 240 mg/dL) or high (above 240 mg/dL) potentially eligible for a cholesterol lowering agent.28 Even though statins are widely prescribed creating a worldwide $30 billion market, they have less effect than fibrates or niacin in reducing triglycerides and raising HDL-cholesterol ("good cholesterol").29 This unmet medical need creates a growing billion dollar market space for safe monotherapies as well as combination products therapeutics containing a statin and an HDL raising agent.

_________________

[25]	Mintel: www.marketresearch.com

[26]	Atherosclerosis Research Unit. University of Southern California. http://www.usc.edu/schools/medicine/research/centers_programs/aru/elite.html

[27]	CNN Money. http://money.cnn.com/2005/09/19/news/fortune500/cancerdrugs/index.htm

[28]	Centers for disease control and prevention, CDC. http://www.cdc.gov/nccdphp/publications/AAG/dhdsp.htm

[29]	Nature Reviews Drug Discovery 5, 813-814 (October 2006) | doi:10.1038/nrd2156. Life after statin patent expiries. Jane Kidd

Cognitive Dysfunction and Neurodegenerative Disease

Neurodegenerative disease includes a large number of disorders such as Alzheimer’s disease, Parkinson disease and Multiple Sclerosis. Deteriorating nerve cells are responsible for the loss of brain function and today only few therapies are available for the wide range of neurodegenerative diseases creating an immense unmet medical need. In the United States, over 5 million patients are suffering from Alzheimer’s disease and 1.5 million patients from Parkinson disease.30 Worldwide, it is estimated that over 24 million people have dementia due to Alzheimer’s disease.31 The neurodegenerative market is estimated at 15 billion dollars and growing at a double digit rate.32

Attention-deficit hyperactivity disorder is a cognitive dysfunction caused mainly by the malfunction of the dopamine transporter system. The most commonly used medication is methylphenidate such as Ritalin®, Ritalin-SR®, Ritalin LA® or Concerta® and Metadate®. Annual sales of Novartis’ Ritalin® product family amounted to $US 440 million in 2008 and are growing at a rate of 17%.33

Chronic Inflammation and Arthritis

Many forms of arthritis such as osteoarthritis and rheumatoid arthritis are inflammatory disorders; and patients suffer from pain, stiffness, swelling and functional impairment. Osteoarthritis is the most common form of arthritis affecting over 20 million people in the United States. 34 It is caused by the breakdown and eventual loss of the cartilage between the bones of the joints.35 Non-surgical treatment options for osteoarthritis include analgesic and anti-inflammatory pain medications, nutritional supplementation, physical therapy, exercise, and weight loss. Common types of medications used to reduce pain in osteoarthritis include acetaminophen (Tylenol®) and non-steroidal anti-inflammatory drugs NSAIDS (e.g. Motrin®, Advil®, Aleve®). It is estimated that in the U.S. medical expenditures (direct costs) for arthritis and other rheumatic conditions in 2003 were 80.8 billion dollars.36

3.             RISK FACTORS

The business conducted by the Corporation involves numerous risks and uncertainties. The main risk factors and uncertainties facing the Corporation are disclosed below and in the “Risk and Uncertainties” section of the Corporation’s Annual Report for the fiscal year ended February 29, 2012, which is incorporated herein by reference, as supplemented from time to time in the “Risk Factors and Uncertainties” section of the Corporation’s quarterly reports to shareholders. These risks and uncertainties should be considered in conjunction with the other information included in this Annual Information Form. The Corporation’s annual and quarterly reports are filed on SEDAR at www.sedar.com.

3.1                 Risks related to Neptune’s business

Prior Losses
Since commencement of its activities, the Corporation had recorded losses each year. It is expected that the Corporation will continue to generate loss until product sales and licensing rights income generate sufficient revenues to fund Neptune’s and its subsidiaries’ continuing operations, including research and product development. Quarterly fluctuations are also anticipated in respect of earnings, expenses and losses.

Reliance on Key Personnel
The Corporation relies on certain members of its management and scientific staff, and the loss of the services of one or more of these individuals could adversely affect the Corporation. The Corporation will be required to continue to implement and improve its management systems and to recruit and train qualified employees. Although the Corporation has in the past been successful in attracting and retaining skilled and experienced personnel, there can be no assurance that the Corporation will continue to do so in the future.

 _________________

[30]	Institute for Neurodegenerative Disease, IND, University of California. http://ind.universityofcalifornia.edu/diseases/

[31]	Alzheimer’s Disease International. http://www.alz.co.uk/media/dementia.html

[32]	Arrowhead Publishers. Leaders in Business Intelligence and Market Research. http://www.arrowheadpublishers.com/news/archives/2007/02/new-website.php

[33]	Novartis Annual Report 2008.

[34]	http://www.medicinenet.com/osteoarthritis/article.htm

[35]	National Center for Chronic Disease Prevention and Health Promotion. USA.

[36]	Morbidity and Mortality Weekly Report. Centers for Disease Control and Prevention. MMWR 2007;56(01):4-7.

Patents and Proprietary Technology
The Corporation's success depends in part on its ability to obtain patents, protect its trade secrets and operate without infringing third-party exclusive rights or without others infringing the Corporation's exclusive rights or those granted to it under license. The Corporation has filed patent applications in Canada, the United States, Europe and elsewhere in the world and is actively pursuing these matters. The patent position of pharmaceutical firms is generally uncertain and involves complex legal, factual and scientific issues, several of which remain unresolved. The Corporation does not know whether all of its pending patent applications will be granted and whether the Corporation will be able to develop other patentable proprietary technology and/or products. Furthermore, the Corporation does not have the certainty whether its existing or future patents provide a definitive and competitive advantage or afford protection against competitors with similar technology. Furthermore, the Corporation cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent the Corporation from marketing its products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as those of the Corporation or invent or have invented other products based on the Corporation's patented products.

If third-party licenses are required, there can be no formal assurance that the Corporation will be able to obtain such licenses, or if obtainable, that it would be available on reasonable terms. Furthermore, there can be no assurance that the Corporation could develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licenses or alternative technologies could delay the market launch of certain Neptune products, or even prevent the Corporation from developing, manufacturing or selling certain products. In addition, the Corporation could incur significant costs in defending itself in patent infringement proceedings initiated against it or in bringing infringement proceedings against others.

The Corporation cannot determine with any certainty if it has priority of invention in relation to any new product or new process covered by a patent application or if it was the first to file a patent application for any such new invention. Furthermore, in the event of patent litigation there can be no assurance that the Corporation's patents, if issued, would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor's products or technologies constitute patent infringement.

Moreover, a significant part of the Corporation's technological know-how constitutes trade secrets. The Corporation, therefore, requires that its employees, consultants, advisers and collaborators sign confidentiality agreements. However, there can be no assurance that such agreements provide adequate protection in the event of unauthorized use or disclosure of the Corporation's trade secrets, know-how or other proprietary information.

Additional Funding Requirements and Access to Capital
The Corporation may require substantial additional funds to increase production capacity and/or for further research and development, scheduled clinical testing, regulatory approvals and the commercialization of its products. Neptune may seek additional funding for these purposes through public or private equity or debt financing, collaborative arrangements with other pharmaceutical companies and/or from other sources. There can be no assurance that additional funding will be available on acceptable terms to permit successful commercialization of the Corporation’s products. Should the Corporation fail to obtain the necessary capital, it may be required to delay, reduce or eliminate one or more of its various research programs or seek financial support from one of its corporate partners or from third-parties who may require that the Corporation waive significant rights regarding protection of its proprietary technologies or offer it financial support on less favourable terms than those normally acceptable to the Corporation.

Hazardous Materials and Environmental Matters
The Corporation’s research and development processes involve the use of certain hazardous materials. The Corporation is subject to federal, provincial, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The Corporation believes that its safety procedures comply with such regulatory requirements, and that it has sufficient insurance coverage in place against this risk; however, the risk of accidental contamination or injury cannot be completely eliminated. In the event of an accident, the Corporation could be held liable for damages, which could exceed the resources of the Corporation. Although the Corporation believes that it complies in all material respects with the applicable environmental legislation and regulations, and currently has no immediate plans for major capital expenditures in respect of environmental protection installations, there can be no assurance that the Corporation will not be required to incur significant costs to comply with regulatory requirements in the future, or that the operations, business or assets of the Corporation will not be materially adversely affected by current or future legislative or regulatory requirements.

Availability and Sources of Raw Materials
The Corporation depends on third parties for the sourcing of components for its various products. The Corporation believes that alternative sources of supply for its various raw materials exist. However, any change in the Corporation in its suppliers of components for its technology could have a significant impact on the Corporation 's capacity to complete certain of its current research and development projects and, accordingly, would affect its projected commercial and financial growth. While other potential alternative suppliers of raw material have been identified and are in the process of being approached, they must first pass intensive validation tests to ensure their compliance with product specifications. No assurance can be given regarding the successful outcomes of such tests or the ability of Neptune to secure alternate sources of supply at competitive pricing and upon fair and reasonable contractual terms and conditions.

Foreign Currency Fluctuations
The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Corporation uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 65% of the Corporation’s revenues are in US dollars, and 26% are in Euros. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar.

The Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. Significant fluctuations in the rate of exchange could adversely affect the Corporation's financial performance. There is a risk of loss arising from an eventual weakening of the United States dollar or Canadian dollar.

Value of Intangible Assets
The Corporation is required to review the carrying value of its intangible assets for impairment annually or when events change. Intangible assets include net book value of product rights, trademarks and process know-how covered by certain patented and non-patented information. Management reviews the carrying value based on projected future results. If events such as generic competition or inability to manufacture or obtain supply of product occur that may cause sales of the related products to decline, the Corporation adjusts the projected results accordingly. Any impairment in the carrying value results in a write-down of the intangible asset that is charged to income during the period in which the impairment is determined. The write-down of intangible assets may have a material adverse effect on the results of operations in the period in which the write-down occurs.

Litigation
Any unfavourable court judgment following the cases disclosed in this document or other cases could affect the Corporation’s cash flow.

3.2      Risks related to Neptune’s Industry

Pharmaceutical Sector
The pharmaceutical sector must contend with dramatic scientific and technological developments and regulatory requirements that may, within a relatively short timeframe, render the products and processes developed or planned by the Corporation obsolete.

Government Regulations
The development, production and commercialization of pharmaceutical products is generally subject to comprehensive regulations under Health Canada's Therapeutic Products Program and other regulatory bodies in Canada and various regional, national and local regulatory bodies, including the Food and Drug Administration in the United States. No assurance can be given that the Corporation or its clients and partners will not encounter difficulties or will not incur excessive costs in obtaining the necessary approvals or permits, which could delay or prevent the commercialization and production of its new products.

Distribution of the Corporation's products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases on the market and the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country. No assurance can be given that the Corporation will obtain the requisite approvals in the relevant countries or that it will not incur significant expense in obtaining regulatory approvals or maintaining them in effect. Failure to obtain the necessary regulatory approvals, the suspension or revocation of current approvals or any failure to comply with regulatory requirements may have a material adverse effect on the Corporation's operations, its financial situation and its operating results.

Rapid Technological Change
The Corporation operates in a sector that is subject to rapid and substantial change. There can be no assurance that products developed by others will not render the Corporation’s products or technologies non-competitive or that the Corporation will be able to keep pace with technological developments. Competitors may have developed or may be in the process of developing technologies that could be the basis for competitive products. Some of these products may prove more effective and less costly than products developed by the Corporation.

Competition
Competition in the pharmaceutical sector is extremely intense. The Corporation competes with companies that produce similar or identical pharmaceutical products or that proposes different approaches to the separation or purification of components of Krill. Certain of those companies have greater resources than the Corporation. Accordingly, no assurance can be given that products developed by these other companies or that their equivalent technology in the area of separation or purification of components of krill will not affect the Corporation's competitiveness.

Uncertainty Regarding the Outcome of Clinical Studies
In most countries, the use and sale of therapeutic products is regulated by governmental or regulatory agencies to ensure their safety and efficacy. To obtain approval of such agencies for the use, distribution, marketing and sale of such products and to demonstrate their safety and efficacy, pre-clinical and clinical tests must be carried out. There is no assurance that any such study relating to any product will provide satisfactory results. If results are not satisfactory, the Corporation could abandon its commitment to the relevant product or research program.

Potential Product Liability
The development of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. Product liability insurance is costly, often limited in scope, and could be unavailable or only available on terms unacceptable to the Corporation. There can be no assurance that the Corporation will be able to obtain or maintain insurance on reasonable terms or to otherwise protect itself against potential product liability claims that could impede or prevent commercialization of the Corporation's future products. A product liability claim against the Corporation or the withdrawal of a product from the market could have a materially adverse effect on the Corporation’s business or its financial condition. The Corporation has secured a $5,000,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Corporation also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Comp Corporation any has obtained Good Manufacturing Practices accreditation from Health Canada.

Uncertain Market
The Corporation believes that products based on its core technology will have numerous applications and that there is a growing market for the products that it has developed. However, there can be no assurance that these assumptions will prove justified, particularly considering competition from existing or new products and considering the uncertain commercial viability of the Corporation's products.

Volatility of Share Price
Market prices for securities in general, and that of pharmaceutical companies in particular, tend to fluctuate. Factors such as the announcement to the public or in various scientific or industry forums of technological innovations, new commercial products, patents, exclusive rights obtained by the Corporation or others, results of pre-clinical and clinical studies by the Corporation or others, a change of regulations, publications, financial results, public concerns over the risks of pharmaceutical products such as blood and plasma filtration products for the removal of pathogens or over the safety of blood collection systems, future sales of securities by the Corporation or its shareholders and many other factors could have considerable effects on the price of the Corporation’s securities.

4.             DIVIDENDS

The Corporation does not anticipate paying any cash dividend on its common shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude the Corporation from paying dividends.

5.             DESCRIPTION OF CAPITAL STRUCTURE

The Corporation’s authorized capital consists of an unlimited number of no par value common shares and an unlimited number of no par value preferred shares (the “Preferred Shares”), issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Corporation created the series A Preferred Shares. Currently, only 49,765,093 common shares have been issued and are outstanding as at February 29, 2012. No preferred shares have been issued.

The following is a brief description of the rights, privileges, conditions and restrictions attaching to the common shares and preferred shares of the Corporation:

5.1.     COMMON SHARES

Voting Rights
Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Corporation. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends
Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the Board of Directors of the Corporation from the Corporation’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution
In the event of the Corporation’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Corporation’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Corporation to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Corporation’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Corporation, with neither preference nor distinction.

5.2.          PREFERRED SHARES

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Corporation’s Board of Directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Corporation with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Corporation’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Corporation’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The Board of Directors of the Corporation has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Corporation of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

6.              MARKET FOR SECURITIES

On March 31st, 2011, Acasti completed its listing application on the TSX-Venture Exchange, as a result Acasti had its share listed on the TSX-Venture Exchange on March 31, 2011 under the symbol APO. In connection with the listing of Acasti’s shares, The authorized share capital of Acasti is composed of an unlimited number of Class “A”, “B”, “C”, “D” and “E” shares (individually, “Share”; collectively “Shares”). Each holder of Class “A” and Class “B” Shares has the right to vote at any meeting of the shareholders of Acasti.

As at May 15, 2012, there were 72,680,638 issued and outstanding Class A Shares of Acasti, each share entitling its holder to one (1) vote per Class “A” Share.

On November 28, 2011, the Corporation migrated from the TSX-Venture Exchange to the TSX-Exchange. Neptune’s common shares started trading on the TSX Exchange under the symbol “NTB”.

Trading Prices and Volumes for Neptune

Period	TSX (CDN$)			NASDAQ (US$)
	High	Low	Volume (daily average)	High	Low	Volume (daily average)
February 2012	3.20	2.78	30,600	3.64	2.80	60,500
January 2012	3.25	2.44	54,600	3.25	2.46	87,100
December 2011	2.89	2.29	34,400	2.86	2.25	55,300
November 2011	3.10	2.25	24,400	3.05	2.18	50,800
October 2011	3.17	2.55	28,700	3.10	2.51	48,000
September 2011	2.84	2.10	51,100	2.86	2.02	116,300
August 2011	3.74	2.60	98,800	3.78	2.46	117,300
July 2011	4.46	3.00	145,800	4.66	3.06	175,400
June 2011	4.25	3.55	96,700	4.62	3.65	157,700
May 2011	3.85	2.95	86,400	4.00	3.02	171,700
April 2011	4.13	2.70	119,600	4.27	2.61	188,800
March 2011	3.77	2.05	180,600	3.95	2.11	276,900

7.             DIRECTORS AND OFFICERS

Name, Occupation and Security Holding of Directors

The following table sets forth each proposed director and executive officer’s name, province and country of residence, his/her principal occupation, including the committees of the Board, the year in which he or she first became a director. All members of the Board of Directors herein below will hold their positions until the next annual meeting of shareholders of the Corporation.

Name and Province and Country of Residence	Principal Occupation	Position Within the Corporation	Year of Nomination as a Director of the Corporation
Henri Harland (4,5,9) Québec, Canada	President and Chief Executive Officer of the Corporation	Director, President and Chief Executive Officer of the Corporation	1998
Ronald Denis (1,2,3,4) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director and Chairman of the Board of the Corporation	2000
Daniel Perry (1,2,3,10) France	President/Manager Société ADG 7 Tours	Director of the Corporation	2000
Michel Chartrand(3,4) Québec, Canada	Chief Operating Officer of the Corporation	Director of the Corporation	2006
Jean-Claude Debard (1,2,3,10) France	President of M Motors Automobiles France	Director of the Corporation	2009
Martin Godbout(8) Québec, Canada	President, Hodran Consultants	Director of Acasti Pharma	2011
Marc Lebel(8) Québec, Canada	Interim CEO and Director of Warnex Inc.	Director of Acasti Pharma	2011
Anthony Holler(1,2,3) British Columbia, Canada	Chairman of CRH Medical Corporation	Director	2011
Harlan W. Waksal(1,2,3) New York, United States	Vice-President, Business and Scientific Affairs at Acasti Pharma Inc.	Director	2012
Tina Sampalis, M.D., Ph.D.(5) Québec, Canada	Chief Scientific Officer of the Corporation and President of Acasti	Chief Scientific Officer of the Corporation	-
André Godin (5,6,9) Québec, Canada	Vice-President, Administration and Finance of the Corporation	Vice-President, Administration and Finance of the Corporation	-
Pierre Lemieux(5,7) Québec, Canada	Chief Operating Officer of Acasti	Chief Operating Officer of Acasti Pharma	-
Xavier Harland(5,7) Québec, Canada	Chief Financial Officer of Acasti Pharma	Chief Financial Officer of Acasti Pharma	-
 (1)Member of the Audit Committee of the Corporation
 (2)Member of the Compensation Committee of the Corporation
 (3)Member of the Corporate Governance Committee of the Corporation
 (4)Director of Acasti Pharma and NeuroBioPharm
 (5)Officer of Acasti Pharma and NeuroBioPharm
 (6)Chief Financial Officer of Acasti Pharma until March 20, 2011
 (7)Chief Financial Officer of Acasti Pharma since March 21, 2011
 (8)Director of Acasti Pharma only
 (9)Director of Neptune Hong Kong
(10)Director of NeuroBioPharm

As of February 29, 2012, the directors and executive officers of the Corporation, as a group, beneficially owned or exercised control or direction over approximately 4,306,500 (8.6%) of the outstanding common shares of Neptune.

In Neptune’s and Acasti’s Management Proxy Circular dated respectively May 29 and May 15, 2012, all of the above listed directors were nominated by management for election and/or re-election.

Following are brief biographies of Neptune’s directors and executive officers:

Mr. Henri Harland – Director, Chief Executive Officer and President
Mr. Henri Harland is an Actuary and holds a MBA (Finance) from Laval University. Mr. Henri Harland has been a director and the President and Chief Executive Officer of the Corporation since its incorporation on October 9, 1998. He is the Founder of the Corporation and has been involved in the krill research project since 1991. For more than ten years he has also held the position of President and Chief Executive Officer of Groupe Conseil Harland Inc., a financial engineering group. Previously, he acted has an independent financial consultant guiding companies from different industrial sectors in both North America and Europe in their capital restructure, financing and business development.

Dr. Ronald Denis - Chairman of the Board and Director
Dr. Ronald Denis is currently Chief of Surgery and Co-Director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal. Also, since 1987, Dr. Denis has been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Mr. Michel Chartrand – Chief Operating Officer and Director
On September 12, 2011, Mr. Michel Chartrand joined the Corporation has its Chief Operating Officer. Before joining the Corporation, he was the Vice-President of Retail Partner Solutions at McKesson Canada between 2009 and 2011. From 2004 to 2009 Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which included, due to a merger, Gestion Santé Services Obonsoins Inc. and Groupe Essaim Inc., two important Quebec pharmacy franchisors in Quebec. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins Inc.

Mr. Jean-Claude Debard – Director
Mr. Jean-Claude Debard has been President of M Motors Automobiles France, Subaru France, Daihatsu France, SsangYong France since 2012 and Executive President of Group Emil Frey France since 2008.

Mr. Daniel Perry – Director
Since March 1993, Mr. Daniel Perry has been General Manager of companies operating recreational/tourism complexes in France. Mr. Perry is also a specialist and consultant for different corporations involved in the marketing of new products in Europe.

Dr. Harlan W. Waksal – Director
Dr. Harlan W. Waksal is a retired physician. Dr. Waksal is the Vice-President, Business and Scientific Affairs at Acasti Pharma Inc. He received his B.A. from Oberlin College and M.D. from Tufts University School of Medicine, and his post graduate training in Internal Medicine and in Pathology. In addition, he did research in immunology at the Weizmann Institute of Science. Dr. Waksal was a founder of Imclone Systems Incorporated; a New York based pharmaceutical company specializing in developing new treatment for various forms of cancer. He served as the Chief Operating Officer and member of the Board of Directors from 1986 until 2001 and as President/CEO from 2001 until 2002. During his tenure, he was responsible for building the scientific and operation infrastructure of the company. Dr. Waksal is the author of over 50 scientific publications and has been the author of multiple patents and patent applications. His current activities are focused on managing various real estate developments and serving on select Board of Directors. Dr. Waksal currently serves on the Boards of the Oberlin College, Senesco Technologies, Inc. He also serves on the Advisory Board of Northern Rivers Funds.

Dr. Tina Sampalis M.D., Ph.D. – Chief Scientific Officer
Dr. Tina Sampalis is an Oncology Surgeon, trained in Physiology at McGill University, Medicine at the University of Patras (Greece), Dermatology at Göttingen University (Germany) and Marselisborg University (Denmark), Pediatric, General and Oncology Surgery at the University of Athens (Greece), graduate training (PhD) in Surgical Research at the University of Athens and a second PhD in Epidemiology and Experimental Surgery at McGill University. She has received several international scholarships and awards for her work on the clinical implementation of retinols skin and breast cancer and for her work on scintimammography. U.S. and Canadian patent applications have been filed for the development and implementation of innovative micro-invasive and stereotactic robotic surgical techniques for breast cancer. Between May 2000 and June 2007, she has held the position of Vice-President of Research and Business Development and since June 2007 the position of Chief Scientific Officer of the Corporation.

Mr. André Godin – Chief Financial Officer
Mr. André Godin, C.A., has a Bachelor in Administration and has been a Member of the Canadian Institute of Chartered Accountants since 1988. He has more than 10 years experience in the Biotech/Pharma industry as former President of a Dietary Supplement Corporation and as a Corporate Controller for a pharmaceutical Corporation in OTC products. Mr. Godin has been Vice-President, Administration and Finance for Neptune since 2003.

Dr. Pierre Lemieux Ph.D. – Chief Operating Officer (Acasti)
Mr. Pierre Lemieux holds a post-doctoral degree in Oncology from the Health Science Center, University of Texas, USA, and a PhD in biochemistry from Laval University, Canada, jointly with University of Nottingham, England. Mr. Lemieux joined Neptune’s subsidiary Acasti as the Chief Operating Officer on April 12, 2010. Prior to joining Acasti, Mr. Lemieux was the President, CEO and the Chairman of the Board as well as being the founder of Technologie Biolactis Inc., a late-stage biotechnology Corporation specialized in the valorization of proteins to better serve the nutraceutical, the cosmetical and pharmaceutical industries.

Mr. Xavier Harland – Chief Financial Officer (Acasti)
Mr. Xavier Harland recently joined Acasti Pharma as Chief Financial Officer. He graduated from Laval University in Actuarial Science in 2003. He is also a CFA charter holder since 2007 and FRM holder since 2006. Xavier Harland has been working as Director of Finance for Neptune since 2004. Mr. Harland works full time for the Neptune group, which includes Acasti and NeuroBioPharm.

Mr. Marc Lebel – Director (Acasti)
Mr. Marc LeBel is the co-founder of Anapharm, a Phase I contract research organization, that reached 1 200 employees. Mr. LeBel was Executive Vice-President of Pharmanet, from 2005 to 2007, following its acquisition of Anapharm. Mr. LeBel is currently Interim CEO and Director of Warnex Inc., Director of Acasti Pharma Inc. and Nuchem Inc. His recent venture in the film industry made him Executive Producer “Ruby McCollum”, and Associate Producer of the 3D animation movie “Sarila”. He received the following honors: Excelsia 2006 BioQuébec, Grand Diplômé Université Laval, and Leadership Prize, Canadian Society Pharmaceutical Sciences.

Dr. Martin Godbout – Director (Acasti)
Mr. Martin Godbout holds a B.Sc. in Biochemistry (1979) and a doctorate in physiology and molecular endocrinology from Laval University. From 1985 to 1990, he received a postdoctoral fellowship from the Medical Research Council of Canada (MRC) and went to San Diego, California, where he continued research work in molecular neurobiology at the Scripps Research Institute. From May 1994 to May 1997, he was President and CEO of Innovatech Quebec, a technology investment fund of 60 million dollars. In May 1997, he became Vice-President of BioCapital, a Canadian venture fund specialized in private financing of start-up companies demonstrating strong potential in the areas of health and biotechnology. From 200 to 2009 he was President of Genome Canada. Mr. Godbout is an Officer of the Order of Canada (2005). Since 2004, Mr. Godbout is a director of MethylGene, a public company listed on the TSX Exchange. Mr. Godbout is currently a director on several boards of high technology companies, foundations and scientific organizations such as AmorChem, AngioChem, Asmacure, BioContact Québec, Génome Québec, BioQuébec, Montréal In Vivo, Fonds de Recherche Québec-Santé and the Ataxia Charlevoix Foundation.

8.             CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of Neptune, none of the directors or executive officers of the Corporation:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any Corporation that:

(i)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

To the knowledge of Neptune, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)
is, or has been, within the last ten years, a director or executive officer of any Corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)
has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

To the knowledge of Neptune, no director, executive officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

9.         LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is not aware of any legal proceedings or regulatory actions in which it is involved and no such proceedings or regulatory actions are known by the Corporation to be contemplated, except in regards of what is mentioned in section 2.9.3 hereof entitled “Economic Dependence/Litigation”.

10.        INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for what is stated below, none of the insiders of the Corporation, the Directors, or any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any material transaction whether proposed or concluded, since the beginning of the Corporation’s most recently completed financial year and for the three (3) last completed financial years.

The Corporation entered into an agreement with a corporation controlled by Mr. Henri Harland, as of February 23, 2001, calling for royalties to be paid in semi-annual installments equal to 1% of the Corporation’s annual revenues, for an unlimited period. Each year disbursement of royalties cannot exceed net annual earnings before interest, taxes and amortization. (See section 2.9.1. hereof “Exclusive License/Option”.)

11.        TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada, at its offices in Montreal, is the transfer agent and registrar for our Common Shares.

12.        MATERIAL CONTRACTS

The Corporation has not entered into any material contract, other than those entered into in the normal course of business, within the most recently completed financial year, or before the most recently completed financial year, which is still in effect except for Technology License Agreement with Acasti Pharma Inc. on August 7, 2008 and Technology License Agreement with NeuroBioPharm Inc. on October 15, 2008. (See section 2.3.3.)

13.        INTEREST OF EXPERTS

KPMG LLP, Chartered Accountants (“KPMG”), has audited our consolidated financial statements for the years ended as at February 29, 2012 and February 28, 2011. KPMG are independent with respect to Neptune Technologies & Bioressources Inc. and Acasti Pharma Inc. within the meaning of the Rules of Professional Conduct/Code of Ethics of the Quebec Order of Chartered Accountants.

14.          REPORT ON AUDIT COMMITTEE

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is composed of four (4) members of the Board of Directors. Dr. Ronald Denis, Mr. Daniel Perry, Mr. Anthony Holler, and Mr. Jean-Claude Debard are the proposed directors to seat on the Audit Committee. From the experience set forth below, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee. Mr. Michel Chartrand ceased to be a director of the Audit Committee on September 12, 2011, following his nomination as the Corporation’s Chief Operating Officer.

Under Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

The following describes the relevant education and experience of each member of the Audit Committee of the Corporation that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Dr. Ronald Denis – Dr. Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees. Dr. Denis’ experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Jean-Claude Debard – Mr. Debard has been President of M Motors Automobiles France, Subaru France, Daihatsu France, SsangYong France since 2012 and Executive President of Group Emil Frey France since 2008. Mr. Debard also has a graduate degree in Management and Strategic Management. Mr. Debard’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Daniel Perry – Since March 1993, Mr. Perry has been General Manager of companies operating recreational/tourism complexes in France. Mr. Perry is also a specialist and consultant for different corporations involved in the marketing of new products in Europe. Mr. Perry’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Dr. Anthony Holler – Dr. Anthony Holler obtained a Bachelor of Science degree and a Medical Degree from the University of British Columbia. He worked as an Emergency Physician at University Hospital, University of British Columbia for 11 years. In November 1993 Dr. Holler joined ID Biomedical Corporation on a full time basis. Dr. Holler is one of the founders of ID Biomedical Corporation and held a number of executive positions with the company including Chief Executive Officer and Director. Dr. Holler resigned from ID Biomedical upon completion of the company's acquisition by GlaxoSmithKline in December of 2005. Dr. Holler is the Chairman of the Board of Directors of CRH Medical Corporation and Trevali Mining Group. He is a director of Response Biomedical Corporation. His experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

External Auditor Fees

(a)	Audit Fees
“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements. For the fiscal year ended February 29, 2012, KPMG LLP, chartered accountants, the Corporation’s external auditors, billed $267,000 to the Corporation, respectively $195,000 for Neptune, $40,000 for Acasti Pharma and $32,000 for NeuroBioPharm, for audit fees. For the fiscal year ended February 28, 2011, these fees were $290,225 to the Corporation, respectively $188,225 for Neptune and $102,000 for Acasti Pharma.

(b)	Audit-Related Fees
“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above. For the fiscal year ended February 29, 2012, KPMG LLP, chartered accountants, the Corporation’s external auditors, billed $170,750 to the Corporation, respectively $82,500 for Neptune (US registration statement, IFRS consultations and translation of documents), $30,750 for Acasti (IFRS consultations, translation) and $57,500 for NeuroBioPharm (preliminary prospectus and interim reviews). The Corporation’s auditors billed no fees as to this matter for fiscal year ended February 28, 2011.

(c)	Tax Fees
“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, chartered accountants, the Corporation’s external auditors, billed a total of $56,000 to the Corporation, respectively $47,500 for Neptune, $7,000 for Acasti Pharma and 1,500 for NeuroBioPharm, for tax fees for fiscal year ended February 29, 2012 and a total of $63,814 to the Corporation, respectively $48,151 for Neptune and $15,663 for Acasti Pharma the fiscal period ended February 28, 2011. Tax fees include, but are not limited to, preparation of tax returns.

(d)	All Other Fees
The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, chartered accountants, the Corporation’s external auditors, billed no fees as to this matter the fiscal years ended February 29, 2012 and February 28, 2011.

15.       ADDITIONAL INFORMATION

Additional information relating to the Corporation may also be found on the SEDAR website at www.sedar.com, and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in Neptune’s Management Proxy Circular dated May 28, 2012 and available on SEDAR. Additional financial information is also provided in our financial statements and MD&A for the most recently completed financial year.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.
The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.
The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.
Meet periodically with representatives of the external auditors, the internal audit manager (if any) and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.
Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.
Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.
Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.

6.	Non-audit services of minimal amount satisfy the pre-approval requirements on the following conditions:

a)
that the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)
that the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation.

The Committee shall:

1.
Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.
Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors, if applicable, before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.
Review with financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation, and the results of any external audit procedures, if applicable.

5.
Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.

7.
Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.
Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.